SHIN SATTELLITE

Shin Satellite Public Company Limited

Invitation Letter for Extraordinary General Meeting of Shareholders No. 1/2007

Subject

Connected Transactions of Listed Companies

Invitation Letter for Extraordinary General Meeting of Shareholders No. 1/2007

Shin Satellite Public Company Limited on 4 July 2007 at 14.00 o'clock

At Auditorium Room, Shinawatra Tower 3, 9th Floor
1010 Viphavadi Rangsit Road, Chatuchak, Bangkok

In order to enhance efficient registration process, please bring the proxy along to the meeting

Contents

<u>Remark</u> The invitation of the Extraordinary General Meeting of Shareholders No. 1/2007 and all supporting documents has already posted on the Company's website; www.thaicom.net , for public considerations since 15 July 2007.

<u>Ask for further information</u>:

Mr. Kamonmit Vudhijumnonk
Ms. Sasinart Wiwatwanont
Mrs. Pirunan Sangwornrajsap
Legal Department
Shin Satellite Plc.
Tel: (02) 596 5054-5
Fax: (02) 591 9773

or

Compliance Department
Shin Corporation Plc.
Tel: (02) 299 5226
Fax: (02) 299 5252

To Facilitate the Registration, Please bring along the Proxy Form

Ref No. SSA-EGM 01/2007 Registration No. 0107536000897

7 June 2007

Subject Notice of the Extraordinary General Meeting of Shareholders No.1/2007

To All Shareholders

Enclosures:

1. A Copy of the Minutes of the Annual General Meeting of Shareholders for the year 2007, held on 24 April 2007
2. Information Memorandum under Schedule (2) on the Sale of 49% Shares in Shenington Investments Pte Ltd. to Asia Mobile Holdings Pte Ltd.
3. Opinion of the Independent Financial Advisor on the Sale of 49% shares in Shenington Investments Pte Ltd. to Asia Mobile Holdings Pte Ltd.
4. Articles of Association of the Company, specifically those related to the Shareholders' Meeting
5. Proxy Form and list of the documents or other evidence required to confirm eligibility to attend the meeting including details about the Independent Directors
6. Procedures for attending the Meeting
7. A location map of the Shareholder Meeting's venue

The Notice is hereby given by the Board of Directors of Shin Satellite Public Company Limited (the "Company") that the Extraordinary General Meeting of Shareholders No. 1/2007 will be held on 4 July 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vipawadee-Rungsit Road, Jatujak, Bangkok 10900.

Agenda Item 1 Matters to be informed

Agenda Item 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2007, held on 24 April 2007

Background: The Annual General Meeting of Shareholders for the Year 2007 was held on April 24, 2007 and the Minutes of the Annual General Meeting was made within 14 days from the date of the meeting and submitted to the Stock Exchange of Thailand and the Ministry of Commerce within the period prescribed by laws.

Board's Opinion: The Board recommends that the Minutes of the Annual General Meeting of Shareholders for the year 2007, held on 24 April 2007, be adopted as accurate record and the Company has posted the Minutes of the Annual General Meeting for the year 2007 on the Company's website (www.thaicom.net) with the Notice of this Extraordinary General Meeting of Shareholders and the documents related to this Extraordinary General Meeting of Shareholders. The Minutes of the Annual General Meeting of Shareholders for the year 2007 appears in Enclosure 1.

Agenda Item 3 **To consider and approve the sale of 49% shares in Shenington Investments Pte Ltd., the Company's wholly-owned subsidiary, to Asia Mobile Holdings Pte Ltd., which is regarded as a connected transaction and a disposition of assets under the Relevant Notifications of the Board of Directors of the Stock Exchange of Thailand.**

Background: The Company holds all of the issued shares in Shenington Investments Pte Ltd. ("Shenington") which is a holding company registered in Singapore and holding 49% shares in Lao Telecommunications Co., Ltd. ("LTC") and all of the issued shares in Cambodia Shinawatra Co., Ltd. ("CamShin"). The Company considers it appropriate to sell 7,182,420 shares in Shenington, equivalent to 49% of Shenington's total issued shares, to Asia Mobile Holdings Pte Ltd. ("AMH") at the price of approximately US$27.85 per share, totaling in aggregate US$200 million. The proceeds of the sale will be used to pre-pay the Company's long-term loans and to strengthen the Company's capital structure.

Board's Opinion: The Board recommends that the Shareholders' Meeting considers and approves the sale of 7,182,420 shares in Shenington to AMH at the price of US$27.85 per shares as such sale is in the best interest of the Company, reducing the Company's long-term debts burden and strengthening the Company's capital structure.

This sale of shares in Shenington is considered a connected transaction under the Notification of the Board of Directors of the Stock Exchange of Thailand, Re: the Disclosure of Information and Other Acts of Listed Companies concerning Connected Transactions 2003, and the value of the Transaction is equivalent to 60.14 percent of the Company's Net Tangible Assets as at March 31, 2007 which is Baht 11,557.68 million, and a Class 1 Transaction under the Notification of the Board of Directors of the Stock Exchange of Thailand, Re: Disclosure of Information and Other Acts of Listed Companies concerning Acquisition and Disposition of Assets 2004, and the value of the Transaction calculated on the net profit basis is equivalent to 51.65 percent of the net profit from the normal course of business operation after tax of the Company for the first quarter of 2007 which is Baht 134.88 million. The Company is required to disclose the Transaction to the Stock Exchange of Thailand ("SET") and the Shareholders' Meeting must grant its approval to the Transaction by not less than three-fourths of the total number of votes of

the shareholders and proxies attending the meeting and having the right to vote, disregarding the votes of interested shareholders which are (i) Shin Corporation Plc, holding 450,870,934 shares in the Company; (ii) Dr. Dumrong Kasemset, executive director of Shin Corporation Plc. holding 7,357,497 shares in the Company; and (iii) Dr. Nongluck Phinainitisart, holding 69,000 shares in the Company. In addition, the Company has appointed Independent Financial Advisor ("IFA") to give opinion on the Transaction and the Company has provided the Information Memorandum on the Transaction ("IM") as required by the Relevant Notifications of the Board of Directors of the SET to the Shareholders' Meeting for consideration (the IFA's opinion and the IM appear in Enclosures 2 and 3).

Agenda Item 4 Other matters, (if any)

The share register book of the Company will be closed at 12 o'clock, on 15 June 2007 in order to determine those shareholders who are eligible to attend and vote at the meeting until the Extraordinary General Meeting of Shareholders No. 1/2007 is adjourned.

Kindly attend the meeting on the date, time and place specified above. If you are unable to attend the meeting, please appoint a person to attend and vote at the meeting on your behalf by completing the enclosed proxy form. You are required to submit documents or other evidence showing that you are a shareholder or an authorized representative as specified in the attached list.

The Board of Directors' Responsibility with respect to the IM

The Board of Directors has reviewed the information in the IM (Enclosure 2) exercising due care in so doing and found that there is no cause to suspect that the information stated in the IM is incomplete, false, misleading or lacking in information which is material.

By Order of the Board of the Directors

(Mr. Dumrong Kasemset)

Director

Shin Satellite Public Company Limited

Any shareholder desiring to appoint proxy to attend and vote at the Meeting should fill in the details and sign his name in the Proxy Form B, Enclosure 5 or he may download Proxy Forms A, B or C (Proxy Form C is specifically design for foreign investors having custodians for his investment in Thailand) from www.thaicom.net. Only one proxy Form may be used.

Enclosure 1

A Copy of the Minutes of the Annual General Meeting of Shareholders for the year 2007

-Translation-

Minutes of the Annual General Meeting of Shareholders for the Year 2007
of
Shin Satellite Public Company Limited
Held on Tuesday 24 April 2007 at 14.00 o'clock
at the Auditorium, 9th Floor, Shinawatra Tower 3,
1010 Vipawadee-Rungsit Road, Jatujak, Bangkok 10900

At the Annual General Meeting of Shareholders for the Year 2007, there were 242 shareholders present in person and by proxy holding altogether 512,517,971 shares equivalent to 46.97 percent of the total issued shares of the Company 1,091,069,253 shares. When the Meeting commenced, there were 185 shareholders present in person and by proxy altogether holding 506,019,770 shares equivalent to 46.38 percent of the total number of shares issued whereby 14 shareholders holding 3,295,947 shares equivalent to 0.30 percent of the total number of shares issued appointed the independent director as their proxy, and after the commencement of the Meeting, there were additional 57 shareholders present (including those represented by proxies) representing 6,498,201 shares or 0.59% of the total issued shares of the Company.

Mr. Paron Isarasena Na Ayudhaya, Chairman of the Board of Directors, presided as the Chairman of the Meeting and Miss Nongluck Phinainitisart acted as the Secretary of the Meeting.

The Chairman informed the Meeting that this Annual General Meeting of Shareholders for the Year 2007 was convened on this day pursuant to the resolution of the Board of Directors' Meeting No. 2/2007 held on February 23, 2007 to consider several matters as specified in the notice for calling this Meeting dated March 22, 2007. In this regard, the Company's Share Register Book was closed for determining the shareholders' right to attend and vote at this Meeting on April 3, 2007 at 12.00 hours until this Meeting was adjourned.

Since the number of shareholders present in person and by proxy was sufficient to constitute the quorum as required by the Company's Articles of Association, the Chairman then declared the Meeting duly convened. The Chairman informed the Meeting that before proceeding with the agenda, the Chairman would introduce the Company's directors, the Chief Financial Officer and auditors attending the shareholders' meeting on this day as well as explain to the Meeting the procedure for casting votes in this shareholders' meeting.

The Chairman introduced 6 directors of the Company attending this Meeting as follows:-

1. Mr. Hiran	Radeesri	Director and Chairman of the Audit Committee
2. Mrs. Charintorn	Wongphutorn	Director, Member of the Audit Committee, Member of the Nomination Committee and Member of the Compensation Committee
3. Miss Peangpanor	Boonklum	Director and Member of the Audit Committee
4. Mr. Boonklee	Plangsiri	Director, Member of the Nomination Committee and Member of the Compensation Committee

5. Mr. Somprasong Boonyachai Director and Member of the Executive Committee
6. Mr. Dumrong Kasemset Director and Chairman of the Executive Committee

In addition, the Chairman introduced Mr. Tanadit Charoenchan, Chief Finance Officer and the auditor from PricewaterhouseCoopers ABAS Ltd. attending this Meeting, Mr. Suchart Luengsurasawat.

The Chairman then explained to the Meeting the procedure for casting votes in this shareholders' meeting that to cast vote in each agenda, the shareholders shall use the ballot distributed to all shareholders by the officer(s) of the Company at the time of registration. In any agenda that any shareholder wishes to abstain or to oppose, such shareholder shall place its name, the number of shares held by it, and the number of abstaining and opposing votes and whereupon the Chairman asks whether there be any shareholder in the Meeting who wishes to oppose or to abstain in such agenda, such shareholder shall raise his/her/its hand in order for the officer(s) of the Company to collect the said ballot and sum up the number of votes in order to find out the number of approving, abstaining and opposing votes in each agenda.

With regard to the votes for each agenda item, The Company requested Mrs. Charintorn Wongphutorn, an independent director and two shareholders, Mr.Anucha Sae Tang and Mr. Meechai Thitiwattanapong to witness and supervise the counting of the votes in each agenda item.

The Chairman subsequently requested the Meeting to consider the matters in accordance with the following agenda:-

Agenda Item 1 Matters to be informed

- None -

Agenda Item 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2006, held on 24 April 2006

The Chairman requested the Meeting to consider and approve the Minutes of the Annual General Meeting of Shareholders for the year 2006, held on 24 April 2006 as per details in a copy of the Minutes of the Annual General Meeting of Shareholders for the Year 2006, which had already been distributed to the shareholders together with the notice for calling this Meeting.

Since there was no shareholder raising any question or any amendment to the Minutes, the Chairman, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the said Minutes be approved and certified, with a vote of 512,517,971 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda Item 3 To consider and adopt the Board of Directors' report on the operating results of the Company for the year 2006

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the information relating to the Company's operating results for the fiscal year 2006 for their consideration.

Mr. Dumrong Kasemset, therefore, informed the Meeting information relating to the Company's the overview of the Company's businesses such as Telecom Industry , Satellite Industry, Indochina Telecom and Internet, which can be summarized as follows:-

Operational Highlights for the year 2006

1. Consolidated sales and service income for 2006 was Baht 6,846 million, an increase of Baht 1,257 million, or 22.5% YoY, due to a significant growth in the satellite business, and the telephone business. Net profit before loss on Thaicom 3 and insurance compensation for 2006 was Baht 629 million, compared to Baht 534 million in 2005. Net loss for 2006 was Baht 46 million compared to net profit of Baht 1,337 million in 2005.

2. The overview of the Company's businesses in 2006

   2.1 Thaicom Business
   - The transponders of Thaicom 1A, 2 and 5 have been continuously utilized by customers in Thailand, Indochina, and South Asia
   - The Company plans to concentrate on the domestic, Indochina and South Asia markets for its broadcasting business
   - The Company will consistently put emphasis on the Video Broadcasting Applications by developing joint platform business model for service areas throughout Asia, Africa, Australia, and Europe.

   2.2 The iPSTAR Business
   - To date, the Company completed the installation of the 10 IPSTAR gateways in 7 countries; Thailand, Vietnam, Australia (2 gateways), New Zealand, Myanmar, China (3 gateways), and Cambodia.
   - The number of user terminals sold in 2006 was 39,929, an increase of 122% YoY.
   - IPSTAR sales and service revenues increased by 68% over the same period last year.
   - HD cinema service will be deployed in Thailand by Shin Broadband Internet (Thailand) Company Limited in the second quarter of year 2007.
   - The Company developed the new cost-effective IPSTAR user terminal named "iCON" in 2006 and rollout of this new product will begin in 2007.

   2.3 International Telephone Businesses which were carried out by CamShin and LTC.
   - LTC announced a dividend for 2006 results of 8 MUSD.
   - Due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially mobile prepaid subscribers. At of the end of Q4/06, LTC and Camshin have 632,829 and 276,925 subscribers, respectively, an increase of 34% and 16% YoY.
   - Both Camshin and LTC will commence 3G mobile services in Q2/07.

   2.4 Internet Business which was carried out by CS Loxinfo Public Company Limited.
   - CSL acquired AD Venture Company Limited (ADV) by means of purchasing its common share from Shin Corporation Plc (SHIN), Mitsubishi Corporation, and

Mitsubishi (Thailand) Company Limited. As a result, CSL now holds 100% of ADV's registered capital stocks.

- CSL has contributed dividend for 2006 performance of 0.74 Baht/share.

The details of the Company's operational results appeared in the Annual Report which had been sent to the Shareholders with the notice of the Meeting.

The Chairman asked whether any shareholder had any question.

A Shareholder asked when the revenue from India and China would start to flow in.

Mr. Dumrong Kasemset explained that the revenue from China would start to flow in from the first quarter of this year. For India, the Company obtained license to install gateway which would take around three months to complete and then the service could start. The experience from China, India, Australia and New Zealand taught us that sometime our partners were not active but after the distribution channels were set, sales could improve dramatically, for instance, in Australia where the subsidies were granted by the government, there were three stages of development (i) to obtain the licenses which took about 1-2 years (ii) the installation of equipment and (iii) the establishment of the distribution channels.

Mr. Phuvanart Na Songkla, the proxy of the Consumers Protection Association asked whether in term of accounting, it was correct to record the insurance proceeds from Thaicom 3 satellite as income or whether the insurance proceeds should be recorded as reduction of Thaicom 5 satellite's costs.

Mr. Tanadit Charoenchan explained that the Thaicom 3 satellite suffered anomaly in 2003 and it was necessary to estimate its impairment. The compensation in the amount of US$ 33 million received from the insurers was more than the impairment and such excess was correctly considered as income. Afterwards the Thaicom 3 satellite suffered another anomaly from the same cause and no compensation was received. To record the excess as income was correct as it related to the first anomaly.

The same shareholder asked whether the investigation on Kularb Kaew Co., Ltd. would affect the Company's business which was a concession from the government.

Mr. Dumrong Kasemset responded that Shin Corporation Plc. held 41% shareholding in the Company, even if Kularb Kaew Co., Ltd. is considered an alien, the Company is still a Thai company.

A Shareholder asked whether the Board was confident that the Company would make profits in the year 2007 so that dividend would be paid.

Mr. Dumrong Kasemset explained that the Company had over US$ 400 million loan from the creditors, therefore, it had to take into account the obligations owed to creditors. The Company made loss on its operation in 2006 and the Company could no longer use the consolidated financial statement in paying dividend. The subsidiaries had to first pay dividend to the Company before it could be considered as income, it was therefore not possible to say when dividend would be paid.

A Shareholder commented that there were news reports that the Company's major shareholder was considering selling all its shareholding in the Company to other investors and asked whether they were correct.

Mr. Boonklee Plangsiri explained that there was no truth in the news reports and Shin Corporation had denied that to the SET.

A Shareholder asked in the event that the major shareholder of the Company was an alien, whether the management had to carry out the policy of such person.

Mr. Boonklee Plangsiri explained that the management had to comply with the policy of the Board of Directors, it was necessary to see the members of the Board. There were many shareholders of the Company and one or two shareholders could not issue orders to the management.

The Chairman confirmed that there were no communications from the major shareholder to the Board asking the Board to do anything which was not correct or appropriate.

A Shareholder asked whether the Company would be affected if foreigners held additional 3% -4% shares in the Company as Shin Corp held 41% and foreigners already held 6%-7% shares in the Company.

Mr. Dumrong Kasemset explained that Shin Corporation Plc. was considered Thai Company by the Ministry of Commerce. The Company's shares were traded on the Main Board. Under the Articles of Association, foreigners could not hold more than 40% of the Company's shares. If Shin Corporation was an alien, no foreigners could buy the Company's shares.

A Shareholder asked whether the Company planned to make any investment in 2007.

Mr. Dumrong Kasemset explained that there would be additional investments in Laos and Cambodia as the business was growing rapidly but only when it was necessary. In the case of satellite business, it was a one-time major investment and the Company gained an asset with a working life of 16 years. Once the business reached break even point, then it would be profit. For iPSTAR, the Company would provide service in Japan and Korea, then Malaysia, Indonesia and the Philippines.

A Shareholder commented that the Company's expenses in 2006 was very high.

Mr. Dumrong Kasemset explained that in 2006, the Company had to record iPSTAR's depreciation for the whole year compared to 2005 when the depreciation was only one month. This year would not be different from 2006.

A Shareholder asked about the remaining working life of Thaicom 1 and 2 and whether the Company had any plan to replace them.

Mr. Dumrong Kasemset explained that the remaining working life of Thaicom 1 was 2 years and Thaicom 2 three years. At present, Thaicom 5 satellite could support all customers, and the Company did not plan to launch Thaicom 6 satellite unless the demand for transponder service exceeded half of the total capacity.

A Shareholder commented that in the annual report, pages 56-57 on the risk factors stated that there were allegations that the Company committed breaches of the Concession Agreement with respect to the back-up satellite, the shareholding by Shin Corporation and the insurance proceeds, how the Company planned to deal with these allegations.

Mr. Dumrong Kasemset explained that the Company had to disclose the risks as there were allegations but in fact the Company had never been notified formally by any government agency.

The Chairman explained that the disclosure was made to ensure transparency and the government knew the Company's operation because it had a representative on the Board from the beginning.

A Shareholder commented that in the case of the shareholding in the Company by Shin Corp., it was said that it required approved from the Cabinet which was the same as the case of iTV.

Mr. Dumrong Kasemset explained that MICT had forwarded the matter to the Cabinet for consideration and approval but the Cabinet Secretariat returned the matter stating that there was no need to submit to the Cabinet and the Attorney General Office notified MICT that MICT could exercise its discretion. MICT considered that no state's interest was affected and signed the agreement.

A Shareholder commented that if the situation was getting better, then when the Company could pay dividend.

Mr. Dumrong Kasemset explained that the satellite business would get better when the sale increased. The business of the subsidiaries in Laos and Cambodia also grew rapidly. However, the Company had obligations to the creditors who were entitled to received payment first, but the creditors were only entitled to the loan and interest. In the case the Company made large profits, the shareholders would receive high dividend.

A Shareholder aksed how the Company made assessment of competition between iPSTAR and ADSL, Cable Modem and Wimax.

Mr. Dumrong Kasemset explained that in Australia, the Company had to complete with all three but had good operating results because the customers lived in areas where no such service was available.

A Shareholder asked what percentage depreciation accounted for costs of business.

Mr. Dumrong Kasemset responded that approximately half of the costs of business, for instance, in 2006, it was 51 percent.

A Shareholder asked whether iPSTAR was a good investment.

Mr. Dumrong Kasemset explained that iPSTAR already commenced business for one year and the number of customers increased from 20,000 to 70,000, and the break even point was 300,000 customers, after that it would be profits.

A Shareholder asked whether depreciation of Thaicom 1 and 2 satellites be recorded after the end of their working lives and how other satellite operators did on the matter and how satellite operators co-operated.

Mr. Dumrong Kasemset explained that when the satellite reached the end of its normal working life, the depreciation would be recorded in the last year. Other satellite operators concentrated on TV business while the Company provided broadband service as well which made the Company competitive. The satellite operators co-operated to help one another if there were needs.

A Shareholder asked why the government wanted to revoke the concession.

The Chairman responded that this question should be put to the government as the Company could not answer such question.

A Shareholder asked whether there were problems as iPSTAR appointed TOT to be its sole distributor.

Mr. Dumrong Kasemset explained that TOT was the national service operator who sold the service through dealers such as Samart and Acumen. TOT had customers and ability to provide service, it was therefore appointed as national service operator.

A Shareholder asked what BOI privileges the Company had.

Mr. Dumrong Kasemset explained that the Company had BOI privileges for income from abroad for 8 years.

A Shareholder asked whether the restructure of debt affected the Company's business operation.

Mr. Dumrong Kasemset explained that the restructure of debt was progressing well as the creditors understood that the delay was due to SS/L's rehabilitation under Chapter 11 of US Bankruptcy Code and there were delays in obtaining the landing rights in India and China.

A Shareholder asked if the agreement on debt restructuring could not be reached what the consequence would be for the Company.

Mr. Boonklee Plangsiri explained that this was business negotiation and both parties should try to reach agreement which would be beneficial for both. The negotiation was expected to be completed soon.

Since there was no shareholder asking any further question, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the report on the Company's operating results for the fiscal year 2006 prepared by the Board of Directors be approved, with a vote of 512,517,971 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda Item 4 To consider and approve the balance sheets, the Profit and Loss Account, and cash flow statement for the year ended 31 December 2006

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting of the Company's balance sheet, profit and loss account and cash flow statement for the year 2006 ending December 31, 2006 for their consideration.

Mr. Dumrong Kasemset, therefore, informed the Meeting that in this agenda, it is the legal requirement that the Company's balance sheet, profit and loss account and cash-flow statements for the year ending December 31, 2006 which has been audited by the Company's auditors and approved by the Auditor Committee had to be approved by the Annual General Meeting on this day. The Company's balance sheet, profit and loss account, and cash flow statements appeared in pages 88 to 147 of the Annual Report which had been sent to all shareholders.

The Chairman asked whether there were any questions from the shareholders.

As there was no question, the Chairman asked the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the Company's balance sheet, profit and loss account and cash flow statement for the year 2006 ending December 2006 be approved, with a vote of 512,517,971 shares or equivalent to 100 percent of the total shares held by the shareholders attending the Meeting and having the right to vote.

Agenda Item 5 To consider and approve the payment of dividends for the year 2006

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting of the details of this agenda for their consideration.

Mr. Dumrong Kasemset informed the Meeting that the Company had net loss as of December 31, 2006 in the amount of around Baht 46 million, the Company therefore, is not required to appropriate fund for legal reserve and no dividend will be paid as the cash flow of the Company does not warrant it. In the year 2005, the Company did not declare any dividend as it was required to make investment in the iPSTAR Project.

The Chairman asked whether any shareholder had any question.

As there was no question, the Chairman asked the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT non-payment of dividend for the fiscal year 2005 be approved, with a vote of 512,490,971 shares or equivalent to 99.99 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote to abstain totalling 27,000 shares or equivalent to 0.01 percent and there was no vote against.

<u>Agenda Item 6</u> **<u>To consider and approve the appointment of the Company's auditors for the year 2007 and to fix their remuneration</u>**

The Chairman requested Mr. Dumrong Kasemset to inform the Meeting the details of this agenda for their consideration.

Mr. Dumrong Kasemset notified the Meeting that for the year 2007, The Audit Committee considered the audit firm which would be acting as the Company's external auditors for the year 2007 and recommended that PricewaterhouseCoopers ABAS Company Limited ("PWC") be appointed as auditors for the Company and other member companies in the Group as PWC had been the Company's auditors for some years and it had experience and expertise in the work and the audit fee was reasonable, and its performance had been satisfactory, the details of the auditors were as follows:-

1. Mr. Suchart	Luengsurasawat	CPA (Thailand) No. 2807
2. Mr. Prasit	Yuengsrikul	CPA (Thailand) No. 4174
3. Miss Nangnoi	Charoenthaveesub	CPA (Thailand) No. 3044
4. Ms. Suwannee	Phuripunyo	CPA (Thailand) No. 3371

In this regard, Anyone of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that anyone of the above auditors is not available, PWC is authorized to provide any auditor of PWC who qualifies as a Certified Public Accountant to carry out the work in replacement thereof. The auditor who will sign the Company's financial statements for the year 2007 will be changed from Mr. Prasan Chuapanich, who had been signing the Company's financial statements for five years already to Mr. Suchart Luengsurasawat, who will be signing the Company's financial statements for the first time.

It is recommended that the audit fee for the year 2007 be fixed at not more than Baht 3,231,000 which is Baht 400,000 higher than the audit fee last year: (the audit fee for the year 2006 is Baht 2,831,000). The reason for the increase in audit fee is the implementation by the Company of the deferred tax accounting policy thereby increasing the workload of the auditor.

All four auditors have no interest in the Company, its subsidiaries, executive or major shareholders or persons related to such persons.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter.

Since there was no shareholder making any further inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the appointment of the auditors from PricewaterhouseCoopers ABAS Ltd. and fixing the auditor's remuneration for the fiscal year 2007 in the amount not exceeding Baht 3,231,000 be approved, with a vote of 511,795,971 shares or equivalent to 99.86 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 700,000 shares or equivalent to 0.14 percent and there was a vote to abstain totalling 22,000 shares or equivalent to 0.004 percent.

Agenda Item 7 To consider and approve the appointment of directors in replacement of those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the fiscal year 2007

7.1 The appointment of directors in replacement of those retired by rotation

Before the Meeting commenced its consideration of this agenda, Mr. Boonklee Plangsiri and Mr. Somprasong Boonyachai informed the Meeting that as their names would be submitted to the Meeting for consideration and election to the post of directors for another term, they had interest in the matter to be considered by the Meeting, they therefore requested leave of the Meeting to leave the Meeting Room and would not participate and vote on the matter. Both of them then left the Meeting Room.

The Chairman as the Chairman of the Nominating Sub-Committee, informed the Meeting that the Company's Articles of Association requires that one-third of the Company's directors shall have to be retired by rotation in every annual general meeting of the shareholders but may be re-elected. For this year 3 directors are required to be retired by rotation in this Meeting namely (1) Mr. Boonklee Plangsiri (2) Mr. Somprasong Boonyachai (3) Mrs. Siripen Sitasuwan. In this regard, the Nominating Sub-Committee had convened a meeting to consider the replacement of such retiring directors. After carefully determining the qualifications and working experience of each of the nominated persons, the Nominating Sub-Committee proposed its recommendation to the Company's Board of Directors that the said 3 retiring directors have good experience, knowledge and expertise in the Company's business and that such directors should be re-elected to continue their office. In this connection, the details of each of such directors including age, shareholding proportion in the Company, education achievement, working experience and meeting attendance record as well as the contribution made to the Company were specified in the Attachment No. 3 attached hereto.

The Chairman inquired whether any shareholder had any questions or comments. When there was no questions or comments, the Chairman proposed the name of the above-mentioned three persons for consideration of the Meeting one by one.

After due consideration, the Meeting resolved as follows:-

1. The appointment of Mr. Boonklee Plangsiri be approved as per details abovementioned, with a vote of 510,271,371 shares or equivalent to 99.56 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 2,246,100 shares or equivalent to 0.44 percent and there was a vote to abstain totalling 500 shares or equivalent to 0.00 percent.

2. The appointment of Mr. Somprasong Boonyachai be approved as per details abovementioned, with a vote of 510,271,671 shares or equivalent to 99.56 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 2,246,100 shares or equivalent to 0.44 percent and there was a vote to abstain totalling 200 shares or equivalent to 0.00 percent.

3. The appointment of Mrs. Siripen Sitasuwan be approved as per details abovementioned, with a vote of 510,271,871 shares or equivalent to 99.56 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 2,246,100 shares or equivalent to 0.44 percent and there was no vote to abstain.

After the Meeting completed its consideration and voted to re-elect the three directors who vacated the office by rotation to serve as directors of the Company for another term. The Chairman invited Mr. Boonklee Plangsiri and Mr. Somprasong Boonyachai to join the Meeting again.

7.2 The authorized signatories

The Chairman as the Chairman of the Nominating Sub- Committee, informed the Meeting that the authorized signatories shall be the same as the existing authorized signatories as follows:-

"Mr. Dumrong Kasemset, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan, any two of these three directors jointly sign with the Company's seal affixed."

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter. Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the authorized signatories be the same as the existing authorized signatories, with a vote of 510,271,671 shares or equivalent to 99.56 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 2,246,100 shares or equivalent to 0.44 percent and there was no vote to abstain.

7.3 The directors' remuneration for the fiscal year 2007

The Chairman as the Chairman of the Remuneration Sub-Committee, informed the Meeting that the Remuneration Sub-Committee had considered and proposed its opinion to the Company's Board of Directors that the directors' remuneration for the year 2007 i.e. the remunerations for the Chairman of the Board, independent directors and the directors appointed from the Ministry of Information and Communication Technology shall be fixed at no more than Baht 8,000,000 (Eight Million Baht). In this regard, the said directors' remuneration consists of monthly allowance, meeting allowance and bonus. The Chairman of the Board shall receive the monthly allowance of Baht 150,000 per month. The independent directors and the director nominated by the Ministry shall receive the monthly allowance of Baht 25,000 per month. The independent director who is the Chairman of the sub-committee of the Board shall receive the monthly allowance of Baht 35,000 per month.

The meeting allowance for each director who is representative of the Ministry of Information and Communication Technology or Independent Director shall be Baht 25,000 per each Meeting of The Board of Directors or any sub-committee of the Board.

The directors who are representatives of the major shareholder and who are executives of the Company (Executive Directors) are not entitled to such remuneration listed above.

The Chairman asked the Meeting should there be any shareholder wishing to make an inquiry in connection with this matter.

A Shareholder asked why there was an increase of Baht 2,000,000 for 2007 as the rate of monthly allowance and meeting allowance of the directors were the same.

Mr. Dumrong Kasemset explained that the Board would have to hold meeting more frequently, especially the independent directors would meet at least once a month. The directors' compensation remained the same for many years and the Company needed to retain qualified persons as independent directors to ensure good corporate governance.

A Shareholder commented that the increase in directors' compensation should be considered with the operating results of the Company. If the operating results did not improve, there should not be any increase in directors' compensation.

Mr. Dumrong Kasemset explained that Baht 8,000,000 was the maximum amount that could be paid. The increase was needed because the directors had more work and there were more meeting, especially for independent directors. The operating results of the Company did not concern the independent directors but it was the matter for the management.

A Shareholder commented that there were different points of views with regard to directors' compensation, if there were more work, then the increase was acceptable. However, the shareholders also should get consideration as they did not receive any return on investment for many years.

Mr. Dumrong Kasemset explained that Baht 8,000,000 was the maximum amount that could be paid, the meeting allowance and the monthly allowance remained the same but the bonus had to be considered with the operating result of the Company.

Since there was no shareholder making any inquiry, the Chairman, then, proposed the Meeting to cast their votes.

After due consideration, the Meeting RESOLVED THAT the directors' remuneration for the fiscal year 2006 as proposed be approved, with a vote of 509,550,871 shares or equivalent to 99.42 percent of the total shares held by the shareholders attending the Meeting and having the right to vote and there was a vote against totalling 2,946,100 shares or equivalent to 0.57 percent and there was a vote to abstain totalling 21,000 shares or equivalent to 0.00 percent.

Agenda Item 8 Other matters

The Chairman asked the Meeting whether any shareholder wishes to propose any other matters for the Meeting's consideration.

A Shareholder asked about the progress of BOI privileges for Thaicom 5 satellite and the types of privileges that would be obtained.

Mr. Dumrong Kasemset explained that the BOI Board had not yet reached decision on this matter and the privileges only related to income from abroad.

A Shareholder asked whether the BOI privileges would have retroactive effect.

Mr. Dumrong Kasemset responded that it should have retroactive effect.

A Shareholder asked if the concession could not be revoked but there was liberalization, how the Company would respond.

Mr. Dumrong Kasemset explained that these matters were in the hands of MICT and NTC. The concession had 15 years to run which would end before the working life of the satellite. The Company intended to apply for license from NTC but there was no regulation on satellite license.

A Shareholder commented that the price of share was lower than the book value, what action should be taken.

Mr. Dumrong Kasemset explained that the Company provided information to analysts. The Company had valuable asset in Laos and Cambodia. The problem seemed to be political risk, if that risk disappeared, it would be better.

A Shareholder asked with respect to the three allegations, which one the Company worried most.

Mr. Dumrong Kasemset explained that the Company worried about all three of them but all the Company could do was to give true and correct information. This was another reason that the share price was discounted.

A Shareholder asked how the Company estimated the iPSTAR service in India and China for the next two to three years.

Mr. Dumrong Kasemset explained that iPSTAR could provide services to 2,000,000 subscribers. The break even point was 300,000 subscribers. For India, the Company already sent the equipment and the service could begin in the third quarter of this year. For China, the Company began service for three months and there were needs to co-ordinate work with the dealers. From experience in Australia and New Zealand, the beginning was the hardest part.

A Shareholder asked whether the license for India had been obtained.

Mr. Dumrong Kasemset explained that the Company had received permission to provide service in India.

No shareholders proposed any matter for the Meeting's consideration. The Chairman, then thanked all the shareholders for their attendance of this Meeting and then declared the Meeting adjourned at 16.45 hours.

Signed ________-Signed-________ Chairman of the Meeting
(Mr. Paron Isarasena Na Ayudhaya)

Signed ________-Signed-________ Secretary of the Meeting
(Miss Nongluck Phinainitisart)

Enclosure 2

Information Memorandum in schedule (2) on the Sale of 49% Shares in Shenington Investments Pte Ltd. to Asia Mobile Holding Pte Ltd.

Information Memorandum On Acquisition And Disposal Of Assets And Connected Transaction Shin Satellite Public Company Limited

Pursuant to the meeting of the board of directors of Shin Satellite Public Company Limited (the "**Company**") No. 7/2007 (which was not attended and voted by interested directors on the agenda) resolved to propose to the Extraordinary General Meeting of shareholders No. 1/2007 for approval of the sale of shares amounting to 49.00 percent of total issued shares that the Company held in Shenington Investments Pte Ltd ("**SHEN**") which is wholly owned by the Company to Asia Mobile Holdings Pte. Ltd. ("**AMH**"), a Connected Person (the "**Transaction**") which constitutes (i) a disposition of asset pursuant to the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Acquisition and Disposition of Assets, 2004 (the "**Acquisition and Disposition Notification**"); and (ii) a Connected Transaction pursuant to the Notification of the Board of Governors of the Stock Exchange of Thailand Re: Disclosure of Information and Other Acts of Listed Companies Concerning the Connected Transaction, 2003 (the "**Connected Transaction Notification**"). Pursuant to the Information Memorandum on Acquisition and Disposition of Assets and Connected Transactions to the Stock Exchange of Thailand (the "**SET**") on 1st and 4th June 2007, the Company would like to present details of the Transaction and other related information as follows:

Section 1 Information Memorandum on Acquisition and Disposal of Assets and Connected Transaction

Section 2 Information regarding the Company

Section 3 Summary of Material Contracts during the past 2 Years

Section 4 Pending Material Lawsuits or Claims

Section 1: Information Memorandum On Acquisition And Disposal Of Assets And Connected Transaction

1. **Transaction Date**

- After the shareholders' approval is obtained and the other condition precedent between the Company and AMH are fulfilled pursuant to the Share Sale and Purchase Agreement between the Company and AMH dated 1 June 2007 (the "**SPA**").

2. **Related parties and their relationship with the Company**

- AMH is the Company's connected person because Temasek Holdings (Private) Limited ("**Temasek**") indirectly owns approximately 75 percent shares in AMH and Temasek is the indirect major shareholder in Aspen Holdings Co., Ltd which is a major shareholder of Shin Corporation Plc. ("**SHIN**") which is the Company's major shareholder.

3. **General nature, type and size of the Transaction**

- The Company intends to sell to AMH the ordinary shares of SHEN equivalent to 49.00 percent of total issued shares of SHEN representing 7,182,420 ordinary shares of SHEN at US$27.85 each, totalling US$200 million or equivalent to approximately Baht 6,923.60 million (based on the exchange rate of Baht 34.618 per US$1). After the proposed sale, the Company remains a major shareholder of SHEN holding 51.00 percent of total issued shares of SHEN.

- The sale of the said ordinary shares is a Connected Transaction under the Connected Transaction Notification. The Transaction's value is equivalent to 59.90 percent of total net tangible assets of the Company or Baht 11,557.68 million as of 31 March 2007. In addition, it is a class 1 transaction under the Acquisition and Disposition Notification. The value of the Transaction calculated on the net profit basis is equivalent to 50.84 percent of the net operating profit after tax of the Company for the first quarter of 2007 which was Baht 134.88 million (based on the exchange rate of Baht 22.5218 to S$1 and Baht 34.618 to US$1 as announced by the Bank of Thailand).

4. **Detail of the disposed asset and the future business operation of SHEN and its subsidiaries**

- SHEN's general background

  SHEN's nature of business

  SHEN's core business is a holding company with major investments in offshore telecom companies currently comprising Cambodia Shinnawatra Company Limited ("**CAMSHIN**") in which it holds a 100 percent stake, and Lao Telecommunications Company Limited ("**LTC**") in which it holds a stake representing 49.00 percent of the registered capital.

  Subsidiaries' business operation

  CAMSHIN operates the telephone business in Cambodia under a 35-year concession ending in 2028. Its services include digital GSM 1800 and 900 MHz mobile telephone and CDMA-450 wireless fixed line telephone services. CAMSHIN also provides VOIP international telephone services and is an internet provider.

  LTC is a joint venture with the government of the People's Democratic Republic of Laos and is granted concession to operate the telecommunication business in Laos for 25 years ending in 2021. LTC provides services on cellular telephone, public switched telephone network (PSTN), CDMA-450 wireless fixed line telephone, public telephone and international call as well as leased line.

Issued and paid-up capital

SHEN's issued and paid up capital is S$14,658,000.

Directors

1) Dr Dumrong Kasemset
2) Dr Nongluck Phinainitisart
3) Mr Tanadit Charoenchan
4) Mr Teh Kwang Hwee

Operating results (in million S$)

	2004 Audited	2005 Audited	2006 Audited
Total assets	26.69	28.24	25.73
Total liabilities	5.28	3.62	0.59
Total shareholders' equity	21.40	24.62	25.14
Total revenue	3.33	4.02	4.79
Net profit	2.80	3.22	3.71

Remark: The auditor of SHEN is PricewaterhouseCoopers ABAS Co., Ltd.

- Future business operation of SHEN and its subsidiaries

  SHEN is to continue to hold shares in both subsidiaries which operate telecommunications businesses.

5. Total value of disposed securities, conditions and payment

- The total value of SHEN ordinary shares to be sold to AMH is US$200 million or approximately Baht 6,923.60 million (at an exchange rate of Baht 34.618 to US$1). A single, full payment will be made by AMH. The sale of SHEN ordinary shares by the Company and the receipt of payment is subject to the fulfillment of the conditions precedent as agreed between the Company and AMH under the SPA, including the shareholders' approval to enter into the Transaction under the relevant regulations of the SET.

6. Criteria on consideration (the share price)

- The price of SHEN ordinary shares is the price agreed between AMH and the Company.

7. Expected benefit

a) The advantages of the Transaction to the Company can be summarized as follows:

- Sharing of resources and expertise

  The Transaction will allow the Company to realize its value in SHEN investment, whilst retaining a majority 51 percent stake and exposure to highly attractive markets in Laos and Cambodia. AMH is a mobile telecommunications investment company, with a focus on investments in mobile telecommunications opportunities in selected markets in the Asia Pacific region, including existing investments in StarHub Ltd. and PT Indosat Tbk. Collaborating with AMH as a strategic shareholder of SHEN, LTC and CAMSHIN will

gain additional technical capabilities and management expertise, and potentially significant strategic and operational synergies, positioning it as a leading telecommunications company in South East Asia. Therefore, the Company will gain benefit from the Transaction.

- Improvement in Capital Structure

  As at 31 March 2007, the Company's debt to equity ratio is 1.39. After the Transaction, the Company plans to make capital restructuring in which part of the proceeds obtained from the Transaction will be applied toward prepayment of certain long-term loans. This will reduce the debt to equity ratio and the amount of interest payable which will improve the results of operations and strengthen its capital structure.

b) The other effects to the Company from the Transaction can be summarized as follows:

- After the transaction, the Company's shareholding in SHEN will be reduced from 100% to 51% resulting in the reduction in the recognition of revenue in the Company's consolidated financial statements and in the recognition of dividend in its own financial statements.
- After the Transaction, the voting right of the Company will be reduced proportionate to its new, reduced shareholding even though the Company still holds 51% shares in SHEN, the management of SHEN may not be as flexible as before the Transaction.
- After the Transaction, Temasek will hold shares in SHEN through AMH in higher proportion than indirectly hold through SHIN. In addition, the Company currently has business transactions with LTC and CAMSHIN. As a result, there is a chance that Temasek may cause misappropriation of benefits from the Company to LTC and CAMSHIN through Connected Transactions. However, the Company is a listed company in the SET which has the Audit Committee to oversee that the Company's Connected Transactions are fair and done with market prices. According to the Connected Transaction Notification, shareholders of the Company also have a right and protection from potential risks arising from the Connected Transactions. The Connected Transaction Notification requires the Company to disclose its Connected Transactions in the information memorandum to the SET and in its annual report as well as requires the Company to seek approval in entering the Connected Transactions from non-interested directors or from the meeting of shareholder as the case may require.

8. Use of proceeds from securities sale

- The proceeds will be used in the capital restructuring of the Company comprising the prepayment of long-term loans and the funding of working capital for general corporate purposes.

9. Approval of the connected transaction and disposition of assets

- At present the Company has 8 directors:

1)	Mr Paron Isarasena na Ayudhaya	Chairman of the Board
2)	Dr Dumrong Kasemset	Director
3)	Mr Kraisorn Pornsuthee	Director
4)	Mr Somprasong Boonyachai	Director
5)	Dr. Nongluck Phinainitisart	Director
6)	Ms Nidchanun Santhaveesuk	Director
7)	Prof. Hiran Radeesri	Chairman of the Audit Committee
8)	Mrs Charintorn Vongpootorn	Audit Committee Director

- Meeting and voting of the Board of Directors' meeting

  Interested directors not attending and voting on the Transaction are Dr. Dumrong Kasemset, Mr Somprasong Boonyachai, Dr. Nongluck Phinainitisart and Ms Nidchanun Santhaveesuk, who are directors and executive committee of SHIN.

10. Transaction terms and conditions

- The Transaction must obtain a prior approval of the shareholders with a vote of not less than three quarters of total votes of shareholders attending and having voting right, excluding interested shareholders.
- Other important condition precedent: consents to be obtained under loan and financing agreements from certain groups of the lenders of the Company.
- Interested shareholder with no voting right pursuant to the relevant regulations of the Stock Exchange of Thailand is SHIN holding 450,870,934 shares or 41.32%, provided that the name, the number of shares held and shareholding percentage of such interested shareholder may be changed as a result of the book disclosure on 15 June 2007 in order to determine the right to attend the Extraordinary General Meeting of shareholders No. 1/2007.

11. Board's opinion on the Transaction

- The board is of the view that the Transaction will be for the best interest of the Company and will strengthen the performance and future profitability of CAMSHIN and LTC.

12. Different opinions of the Audit Committee and/or directors from Board's opinion in Clause 11

- None.

Section 2: Information of the Company

1. Details on Nature of Business and Business Trend

1.1 Business Overview of the Group of the Company

The Company, its subsidiaries and associated companies ("Group Companies") operate four types of businesses - satellite transponder leasing and related services, internet-related services, telephone-related services, and telephone directories and distribution. Investment in all these businesses is considered long-term. The investment decision is based mainly on the fundamentals of the business to be invested, including future business trends. Moreover, the Company's investment policy is to be the major shareholder in its investments (whenever possible). The aim is to have overall management authority and to set the business direction of its subsidiaries and associated companies.

- **Satellite Transponder Leasing and Related Services**

The Company has a 30-year concession from the Ministry of Information and Communication Technology ("MICT"), expiring in 2021, to operate the national satellite communications project. Currently, the Company has launched 5 satellites namely Thaicom 1A, Thaicom 2, Thaicom 4 (IPSTAR), and Thaicom 5. The Thaicom 3 satellite was deorbited in October 2006 as the satellite experienced a power loss to such an extent that it could not provide further service. Therefore, the Company currently has 4 operating satellites.

Thaicom 1A, 2, and 5 are termed "conventional" satellites, providing broadcasting and telecommunications services over a wide coverage area stretching from Europe to Australia. These satellites are used for free-to-air television broadcasting, Direct-to-Home (DTH) broadcasting, and telecommunication services. The new satellite, Thaicom 5, was launched on May 27, 2006. The Company offers High Definition Television broadcasting (HDTV) via the Thaicom 5 platform. Thaicom 4 (IPSTAR) offers a variety of the high-speed broadband satellite solutions via Internet Protocol (IP) network throughout the Asia Pacific Region. Such services include voice, data, and video applications for corporate and consumers at affordable prices.

Industry Outlook and Competition in Satellite Transponder Leasing and Related Services

The Company is still able to increase the rate of transponder utilization by customers since the demand for transponder leasing in Thailand, Indochina, and South Asia is growing. Although the price has been declining because there has been high competition in price wars among satellite operators from China, Malaysia, Europe and America. However, the Company has been successful in acquiring competitive advantage by offering Value Added Services such as Video Broadcasting and Protrunk services to customers.

- **Internet-Related Services**

The Company provides internet-related businesses through five of its subsidiaries/associated companies/joint venture companies including CS LoxInfo Public Company Limited ("CSL"), with a concession from the Communications Authority of Thailand ("CAT") granting it the exclusive license to provide television transponder services via satellite and internet via satellite for 22 years, expiring in 2016. In 1997, CSL was granted other the license from CAT to provide commercial Internet access with ground and satellite networks under the brand name, "CS Loxinfo", for 10 years, expired in 2007. At present, CSL has been awarded the "Internet License Type One", for one year from the National Telecommunication Commission ("**NTC**") expiring in September 2007 (after the first Issued Internet License Type One had already expired in September 2006). At the time of the expiring date, this License will be immediately renewal by NTC, unless the Licensee commits a serious or material breach of the conditions of the License. CSL listed on the Stock Exchange of Thailand in April, 2004. In addition, CSL acquired 99.99% of AD Venture Company Limited (ADV), a holding company which owned 70% in Shineedotcom Co., Ltd. (SHINEE) to strengthen its online offerings with mobile data and content services (news and entertainment programs) and to develop the Internet programs.

The Company provides internet application development and content services for broadband networks through Shin Broadband Internet (Thailand) Company Limited ("SBI"), a wholly-owned subsidiary.

The Company provides internet services in Lao P.D.R. through a joint venture company, LTC and in Cambodia through CAMSHIN, a wholly-owned subsidiary as mentioned before.

Industry Outlook and Competition in Internet-Related Services

Currently, there is a high competition in Internet Service Provider industry from new Internet Service Provider awarded licenses from NTC and new telecommunication service providers. However, the demand for internet usage in Thailand still continues to grow. In addition, CSL has a policy to emphasize its services to corporate internet users.

- **Telephone-Related Services**

The Company is a provider of telephone-related services through an investment in SHEN, which is a holding company investing in two companies: LTC and CAMSHIN. The details of both companies is in Section 1 Clause 4 “Detail of the disposed asset and the future business operation of SHEN and its subsidiaries”.

Industry Outlook and Competition in Telephone-Related Services

Cambodia

Currently, there is a high competition in Telecommunication industry in Cambodia. Cambodia has population about 14 million with telephone penetration rate at 7.7%. Because the fixed line telephone infrastructure in Cambodia has not yet highly developed, most of population use mobile telephone. Due to high growth in the economy of Cambodia as a developing country espacially in 2004, the growth rates of telecommunication business of Cambodia between 2004 to 2006 are 38%, 33% and 22% respectively.

Currently, Cambodia has 7 telephone operators. Thus, competition among operators depends on the expansion of network to cover demand in all areas. CAMSHIN has the second largest market share. CamGSM (Mobitel) and Telecom Malaysia International Cambodia (TMIC) have the first and the third largest market share respectively. CAMSHIN plans to expand its service area and its network to increase its coverage in the whole country given that its investment should earn the highest return. In addition, CAMSHIN is granted a 3G license and is implementing its equipment. Its 3G mobile telephone service is expected to launch in the second quarter of 2007. In the near future, CAMSHIN will launch its broadband internet service through IPStar after the completion of IPStar gateway station in Cambodia in 2007.

Lao PDR

Telecommunication system in Lao PDR has been highly developed in the past two year with world-class telecommunication technologies. LTC also utilized advance and high-quality technologies to serve its customers. LTC is the first operator in the world in utilizing IPStar trunking for its GSM 900 service in rural areas. In the near future, LTC will launch its 3G mobile telephone service in the middle of 2007. Currently, Lao PDR has telephone users about 0.92 million users. In 2006, the growth rate of telephone users is about 35%. The high growth rate is generated from the high competition among telephone operators, new models of handsets with advance technologies which are very popular among users and variety of sales promotion from operators. More than 99% of mobile telephone users are in pre-paid system.

- **Telephone Directory Printing and Distributing Services**

The Company provides telephone directory printing and distribution services through an investment in Teleinfo Media Pcl. ("**TMC**"), a subsidiary of CSL. TMC provides the Thailand Yellow Pages and other directory printing and distributing services in Thailand, and the Information Service Hotlines dialling number 1188 and 1900 222 xxx.

TMC has been granted a 10-year concession to exclusively publish and distribute both white and yellow pages telephone directories in Thailand from 1996 to 2005 by TOT Public Company Limited. Even though, the concession period of the telephone directory has expired, the Company foresees the growth in the TMC business because of repeating advertising customers. In addition, TMC also increases channels to access to its Yellow Pages through call center at number 1188 or internet at www.yellowpages.co.th. Therefore, Thailand Yellow Pages is an integrated media for businesses and trading which users can access from anywhere and anytime making it a worthwhile media for advertisement.

2. **Summary of Financial Statements during the past 3 years and the present year until the most recent quarter, as well as an explanation and analysis of financial condition and operating results in the past year and the present year until the most recent quarter, details of related transactions and risk factors which may affect the Company's profits.**

2.1 **Summary table of Financial Statements during 2004-2006 and the first quarter ending 31 March 2007**

unit: million baht	2004 (Restated-unaudited)	2005 (Audited)	2006 (Audited)	Jan'07-Mar'07 (Reviewd)
Current assets	2,726.13	3,221.40	2,479.27	2,605.43
Non-current assets	24,995.26	30,761.21	30,354.54	29,989.19
Total assets	**27,721.39**	**33,982.61**	**32,833.81**	**32,594.62**
Current liabilities	6,204.84	5,590.82	6,331.43	7,129.80
Non-current liabilities	12,258.03	14,586.50	12,924.72	11,808.46
Total liabilities	**18,462.87**	**20,177.32**	**19,256.14**	**18,938.25**
Shareholders' Equity	**9,258.52**	**13,805.29**	**13,577.67**	**13,656.37**
Revenues from sales and services	5,120.38	5,589.01	6,845.91	1,617.66
Other revenue	423.48	1,286.51	2,126.65	492.25
Total revenue	**5,543.86**	**6,875.51**	**8,972.56**	**2,109.92**
Total expenses	4,380.19	5,503.05	9,094.04	1,957.02
Net profit (loss) for the period	**788.57**	**1,336.97**	**(45.55)**	**134.88**
Cash generated from operating activities	2,560.16	1,847.16	2,793.56	749.76
Net cash payments from investing activities	(3,567.46)	(6,511.86)	(3,865.98)	(387.78)
Net cash receipts from financing activities	2,642.43	4,347.73	758.59	32.33

2.2 **Management discussion and analysis on operating results for the first quarter ending 31 March 2007**

Operating result

a) Sales and service income

Consolidated sales and service income in Q1/2007 was Baht 1,618 million, a decrease of Baht 137 million or 7.8%, compared to Baht 1,755 million in Q1/2006, and a decrease of Baht 375 million or 18.8% from Baht 1,993 million in the previous quarter. This resulted from a decrease in revenue from satellite and related services.

Sales and service income	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Satellite and related services	949	1,343	1,153	-29.3%	-17.7%
Telephone services	645	628	582	2.7%	10.8%
Internet services	24	22	20	9.1%	20.0%
Total	**1,618**	**1,993**	**1,755**	**-18.8%**	**-7.8%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q1/2007 was Baht 949 million, a decrease of Baht 204 million or 17.7%, compared to Baht 1,153 million in the same period last year, and decreased by Baht 394 million or 29.3% from Baht 1,343 million in the previous quarter.

Satellite and related services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	605	629	645	-3.8%	-6.2%
IPSTAR services	344	714	508	-51.8%	-32.3%
Total	**949**	**1,343**	**1,153**	**-29.3%**	**-17.7%**

- Revenue from the Thaicom conventional satellite business for Q1/2007 was Baht 605 million, a decrease of Baht 40 million or 6.2%, from Baht 645 million in Q1/2006, and decreased by Baht 24 million or 3.8% from Baht 629 million in the previous quarter. A slight increase in Conventional Thaicom transponder utilization, an increase in revenue from Digital Television (DTV) services first incurred in this quarter, offset by a loss from the continued appreciation of the Thai Baht, led to a drop in such revenue as compared to that in Q1/2006 and Q4/2006.
- IPSTAR service revenue was Baht 344 million in Q1/2007, a decrease of Baht 164 million or 32.3%, compared to Baht 508 million in the same period last year, and Baht 370 million or 51.8% from Baht 714 million in the previous quarter. This was because the Company sold 9,131 UTs in Q1/2007, a decrease of 2,003 UTs or 18% from 11,134 UTs in Q1/2006 and a decrease of 7,070 UTs or 43.6% from 16,201 UTs in Q4/2006. However, revenue from transponder leasing on Thaicom 4 (IPSTAR) was higher than that in Q1/2006 and Q4/2006.

Telephone services

The Company's revenue from the telephone service business in Q1/2007 was Baht 645 million, an increase of Baht 63 million, or 10.8%, compared to Baht 582 million in Q1/2006, and Baht 17 million or 2.7% from Baht 628 million in the previous quarter. This was due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q1/2007, LTC and CAMSHIN had 689,939 and 316,200 subscribers respectively, increases of 30.6% and 25.4% from 528,366 and 252,180 subscribers in Q1/2006, and 9.0% and 14.2% from 632,829 and 276,925 subscribers in Q4/2006.

Internet services

Revenue from the Internet service business in Q1/2007 was Baht 24 million, an increase of Baht 4 million or 20% from Baht 20 million in Q1/2006, and Baht 2 million or 9.1% from Baht 22 million in Q4/2006 due to a small increase in the internet subscribers of CAMSHIN and LTC.

b) Cost of sales and service

The Company reported total cost for Q1/2007 of Baht 1,377 million, a decrease of Baht 187 million or 12.0%, compared to Baht 1,564 million in Q1/2006, and Baht 233 million or 14.5% from Baht 1,610 million in Q4/2006. This was due to a drop in cost relating to transponder leasing and related services and the Internet access services. The cost accounted for 85.1% of sales and service income, going down from 89.1% in Q1/2006.

Cost of sales and services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Satellite and related services	1,039	1,314	1,273	-20.9%	-18.4%
Telephone services	332	277	273	19.9%	21.6%
Internet services	6	19	18	-68.4%	-66.7%
Total	**1,377**	**1,610**	**1,564**	**-14.5%**	**-12.0%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q1/2007 was Baht 1,039 million, a decrease of Baht 234 million or 18.4% from Baht 1,273 million in the same period last year, and decreased by Baht 275 million or 20.9% from Baht 1,314 million in Q4/2006.

Satellite and related services	Q1/07	Q4/06	Q1/06	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	361	357	463	1.1%	-22.0%
IPSTAR services	678	957	810	-29.2%	-16.3%
Total	**1,039**	**1,314**	**1,273**	**-20.9%**	**-18.4%**

- A Baht 102 million or 22.0% decrease in the cost relating to the Thaicom conventional satellite and related business from Q1/2006 was due to no amortization of the Thaicom 3 satellite, which has not been utilized since July 13, 2006, offset by a rise in the amortization and the cost of in-orbit insurance of the Thaicom 5 satellite.
- A Baht 132 million or 16.3% decrease in the cost of providing IPSTAR services from Q1/2006, was caused by a drop in cost of UT sales corresponding to a decrease in the sales volume, offset by a rise in cost relating to the Thaicom 4 satellite; for instance, an increase of Baht 188 million in amortization of the Thaicom 4 satellite and its ground equipment, and a rise of Baht 20 million in concession fee to MICT.

<u>Cost of telephone services</u>

Cost relating to the telephone business for Q1/2007 amounted to Baht 332 million, an increase of Baht 59 million or 21.6% from Baht 273 million in Q1/2006, and Baht 55 million or 19.9% from Baht 277 million in Q4/2006. This was due to an increase in revenue sharing to the Ministry of Post and Telecommunications in Cambodia which increased from 7% to 10% of revenue before expenses in 2007, increased electricity cost, and cost relating to VOIP that is a new service provided in Q4/2006 in Cambodia. Moreover, there was an increase in amortization of the telephone network in Lao PDR.

<u>Cost of internet services</u>

Cost relating to the Internet business in Q1/2007 was Baht 6 million, a decrease of Baht 12 million or 66.7% from Baht 18 million for Q1/2006, and Baht 13 million or 68.4% from Baht 19 million in the previous quarter.

c) Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 338 million in Q1/2007, an increase of Baht 57 million, or 20.3% compared to Baht 281 million in Q1/2006. This was due to increases of Baht 37 million in marketing expenses arising from promotions in telephone business, equipment from bandwidth service contract, and IPSTAR UT, Baht 29 million in staff cost, and Baht 22 million in allowance for doubtful account. However, there was a decrease of Baht 82 million or 19.5% from Baht 420 million in Q4/2006 due to a less allowance for doubtful account.

d) Interest expense

Interest expense was Baht 242 million, an increase of Baht 21 million, or 9.5%, compared to Baht 221 million in Q1/2006 due to the recognition of interest associated with the Thaicom 5 project as an expense once the service started in July 2006.

e) Gain on exchange rate

Because of the strengthening of the Thai Baht from January-March 2007, the Company reported a gain of Baht 461 million from foreign exchange in Q1/2007, while it recorded a gain of Baht 186 million in Q1/2006.

f) Share of net results from investment – equity method

The share of net results from investment was Baht 23 million, decreased by Baht 2 million or 8% from Baht 25 million in Q1/2006, due to a drop in CSL's revenue and an increase in CSL's SG&A from the publication of the Thailand Yellow Pages, and Voice Info services. The share of net results from investment in CSL in this quarter increased by Baht 7 million from last quarter as CSL's

net profit rose from Internet access services, the publication of the Thailand Yellow Pages, Voice Info services and mobile content services.

g) Income tax expense

The Company's income tax expense in Q1/2007 was Baht 18 million while the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 38 million in Q1/2006.

Financial Position

a) Assets

Asset components and quality of assets

At the end of Q1/2007, the Company reported total assets of Baht 32,595 million, a decrease of Baht 239 million or 0.72% from Baht 32,834 million at the end of 2006. This was caused by the depreciation and amortization of PP&E under concession agreements while there was no purchase of assets in this quarter for this account; thus, PP&E under concession agreements has a decreased book value. Also, trade accounts receivable dropped from the end of 2006. CSL's net assets were presented as an investment in its subsidiaries and associates.

SATTEL's asset components

Assets	March 31, 2007		December 31, 2006	
	Amount (Bt mn)	**% of Total assets**	**Amount (Bt mn)**	**% of Total assets**
Current assets	2,605	8.0	2,479	7.6
Investment in subsidiaries and associates	709	2.2	686	2.1
PP&E, net	6,748	20.7	6,822	20.8
PP&E under the concession agreement, net	20,067	61.6	20,489	62.4

Liquidity

At the end of Q1/2007, the Company had a current ratio of 0.37 times, down from 0.39 at the end of 2006. This was because of an increase of Baht 709 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as an "investment in associate" item. At the end of Q1/2007 the Company's "investment in associate" was Baht 709 million, an increase of Baht 23 million or 3.4% from Baht 686 million at the end of 2006 due to CSL's improved performance.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2007 was Baht 6,748 million, a decrease of Baht 74 million from Baht 6,822 million at the end of last year. This was due to a depreciation and amortization of PP&E of Baht 207 million, foreign currency translation adjustment of Baht 108 million, offset by purchase of assets of Baht 246 million in this quarter most of which were assets for the expansion of telephone network and satellite equipment. PP&E at the end of Q1/2007 also included the assets under concession agreement of CAMSHIN of approximately Baht 2,670 million, a decrease of Baht 58 million from Baht 2,728 million at the end of 2006.

PP&E under concession agreements

PP&E under concession agreements at the end of Q1/2007 was Baht 20,067 million, a decrease of Baht 422 million from Baht 20,489 million at the end of 2006. This was mainly due to an amortization of Baht 423 million.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q1/2007 were Baht 15,861 million, a decrease of Baht 428 million from Baht 16,289 million at the end of 2006. This was due to an unrealized gain on exchange rate of Baht 441 million.

The Company's shareholders' equity at the end of Q1/2007 was Baht 13,656 million, an increase of Baht 78 million from 13,578 million at the end of 2006, reflecting net profit of Baht 135 million and an increase of Baht 55 million in loss from foreign currency translation adjustment.

Net borrowings to equity at the end of Q1/2007 were 1.16 times, considered manageable for a company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5, and receiving support from financial institutions.

b) Cash flow

The Company's cash flows from operating activities for Q1/2007 were Baht 750 million. Net cash outflows used for investing activities were Baht 388 million, mainly for the expansion of telephone network and satellite business. In this quarter, the Company withdrew Baht 86 million short-term loans from financial institutions, and had Baht 5 million more of long-term borrowings after financial expenses, while long-term loans of Baht 59 million for the CAMSHIN telephone network project were repaid. Thus, the Company had net cash inflow from financing activities in Q1/2007 of Baht 32 million. The Company had ending cash of Baht 759 million on March 31, 2007.

Major factors which may affect the Company's financial status in the future

a) Increase of internet users in Asia-Pacific region

The growth rate of broadband internet users in Asia-Pacific region is high especially in China and India. China is the leader in this region in term of broadband internet users. However, penetration rate in China is just 8.6%, lower than its nearby countries such as South Korea and Hong Kong. South Korea has penetration rate as high as 92.7% (Source: www.point-topic.com). Due to the low accessibility to broadband internet in China and India, these two counties is potentially large and important markets of IPStar.

b) Competition for other communication satellite operators

Although there is quite high competition in the communication satellite industry, this industry continues to grow. The Company has a policy to create value to its customers by developing applications and value-added services for its satellite as well as providing one-stop service such as providing uplink service together with transponder rental service.

2.3 Related transaction during the past 3 years and the present year until the most recent quarter

During the year 2005, 2006 and the first 3 months of 2007, the Company and its subsidiaries have the following list of related transactions, as disclosed in the Notes to the Financial Statements by the Auditor, as follows:

(unit: million baht)

Related Companies /Relationship	Transactions	Value in Consolidated Financial Statements at the ending of			Reasons of transactions
		2005	2006	31 Mar 2007	
SHIN/ major shareholder of the Company, with joint directors. • Holding company by acquiring a controlling interest in various companies.	1. Expenses and other payment.				
	• Consultancy and Management fee. The Company hired SHIN for consultancy at Baht 2,083,000.33 per month and for management on the actual cost basis. (The monthly consultancy charges represent the cost of consulting executive, while the financial management fee is charged at market rates for the actual work done. Charges for the consultancy related to the Group Value Added Services will be charged at the percentage of 0.15 of total assets but not exceeding Baht 25 million per year).	43.61	22.05	-	This is a policy of SHIN for overseeing subsidiaries when holding shares and for managing them. The contract value of consultancy and management fees are calculated per annum basis at the percentage of total asset at the end of preceding year. SHIN hired an independent consultant who is a third party to ensure that the consultancy, management, and financial management charges are at the market rates. However, this contract was terminated in July 2006.
	• Other account payable	6.96	13.64	10.35	

Related Companies /Relationship	Transactions	Value in Consolidated Financial Statements at the ending of			Reasons of transactions
		2005	2006	31 Mar 2007	
Advanced Info Service Pcl. (AIS)/ SHIN is a major shareholder holding 42.76% and joint directors.	1. Revenues from sales and services. AIS leased transponders on Thaicom.	86.07	78.11	16.50	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customer.
	• Trade account receivable	3.57	7.34	1.45	
• Engages in mobile phone service provider business.	2. Expenses and other payments. The Company paid money for mobile phone services of the executives and employees.	3.48	2.56	0.56	A normal trade transaction conducted as with external customer.
	• Trade account payable and other account payable	0.11	0.41	0.54	
ITV Pcl./ SHIN is a major shareholder holding 52.92% and joint directors.	1. Revenues from sales and services. ITV leased transponders on Thaicom.	36.07	39.13	7.28	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customer.
• Engages in television broadcasting business.	2. Expenses and other payments. The Company paid for ITV's air time.	2.24	0.01	0.02	
	• Trade account payable and other account payable	1.07	0.01	-	

Related Companies /Relationship	Transactions	Value in Consolidated Financial Statements at the ending of			Reasons of transactions
		2005	2006	31 Mar 2007	
CSL/ The Company is a shareholder holding 40.02% in CSL and has joint directors with CSL.	1. Revenues from sales and services. CSL leased transponders on Thaicom and purchased IPSTAR User terminals.	136.68	22.82	3.70	The Company is the only service provider of transponder leasing in the country and distributor of IPSTAR user terminal in the country. Service fee was charged under normal contract and business conditions as with external customer.
	• Trade account receivable	58.86	6.35	7.05	
• Engages in internet service provider business and uplink service.	2. Expenses and other payments. The Company paid for uplink service and internet service.	17.82	45.13	5.59	A normal trade transaction conducted under normal contract and business conditions as with external customer.
	• Trade account payable and other account payable	30.31	39.33	17.34	
Pramaisuree Property Company Limited/ Major shareholder of SHIN (Shinawatra family) holds 100%. This relationship was ended in 23 January 2006. • Engage in property leasing and public utility services.	1. Expenses and other payments. The Company leased the Thaicom Teleport & DTH Center at Ladlumkaew, Pathum Thani for 141,750 baht per month and equipments for 519,750 baht per month.				To provide the Company with an earth station and backup station for the Thaicom Satellite Station, Rattanathibet. Ladlumkaew is geographically suitable as it is in a different rain cover area from Rattanathibet. The Company paid a fair market price. This was examined by an independent auditor and approved by the Audit Committee.
	• Rent	7.94	-	-	
	• Others	0.06	-	-	

Related Companies /Relationship	Transactions	Value in Consolidated Financial Statements at the ending of			Reasons of transactions
		2005	2006	31 Mar 2007	
SC Matchbox Company Limited (SMB)/ SHIN is a major shareholder holding 99.96%.	1. Revenues from sales and services. SMB leased transponders on Thaicom on occasional basis.	-	0.73	-	The Company is the only service provider of transponder leasing in the country. Service fee was charged under normal contract and business conditions as with external customer.
• Engages in advertising agency business, through all kind of advertisement media.	2. Expenses and other payments. The Company hired SMB for advertisement and public relation services such as printed media, logo design.	12.89	1.39	0.22	To provide publicity on the Company's services. Service fee was charged under normal contract and business conditions as with external customer.
	• Trade account payable and other account payable	-	1.78	0.22	
I.T. Application Service Company Limited/ SHIN is a major shareholder holding 99.99%. • Provides computerized management software package, related programs and consultancy.	1. Expenses and other payments. The Company used its accounting software programs.	5.55	4.93	0.82	To be used in accounting system. The software was bought at market prices.
	• Trade account payable and Other account payable	-	1.17	0.80	
Singapore Telecommunication Co., Ltd. (STC)/ A major shareholder of SHIN, holding 56%.	1. Expenses and other payments. The Company leased transponder from STC.	-	1.74	0.90	The Company leased transponder from STC in order to provide ProTrunk service to customers. Service fee was charged under normal contract and business conditions as with external customer.
	• Trade account payable and Other account payable	-	1.17	0.92	

Related Companies /Relationship	Transactions	Value in Consolidated Financial Statements at the ending of			Reasons of transactions
		2005	2006	31 Mar 2007	
Codespace Inc./ The Company and Codespace Inc. jointly hold shares at 70%:30% in Spacecode LLC. • Provides communication engineering and electronic technology development services.	1. Expenses and other payments. The Company hired Codespace to develop products for IPSTAR project.	44.49	17.69	5.98	Codespace Inc. is an expert in broadband technology. The service fee was charged at an hourly rate plus actual expenses.
	• Trade account payable and Other account payable	-	1.32	2.68	

2.4 Summary of Liabilities of the Company as of 31 March 2007

a) Total Borrowing

- The Company's borrowings at the end of Q1/2007 were Baht 15,861 million and had provided guarantees relating to the borrowings of SBI amounting to Baht 807 million (31 December 2006: Baht 807 million) In addition, the Company had issued a letter of comfort to banks to provide financial support to CAMSHIN and SBI. Under the terms of the letter of comfort, the Company must hold its interests in its subsidiaries and cannot pledge any of its shares until the loans are fully repaid.

b) Other liabilities including overdraft and the collaterals

- Besides the borrowing aforementioned, the Company has other liabilities in an amount of Baht 3,077 million with no collateral.

c) Contingent liabilities

Bank guarantees and letters of credit

Group Companies had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as follows:

	Currency ('000)	Consolidated		Company only	
		31 Mar 07	31 Dec 06	31 Mar 07	31 Dec 06
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	50,000	50,000	50,000	50,000
IPSTAR equipment sales	THB	49,949	65,360	49,949	65,360
Satellite space leasing by customers	USD	313	317	313	317
	THB	487,000	487,000	487,000	487,000
IPSTAR Gateway	USD	1,115	1,115	1,115	1,115
Standby letters of credit	USD	43,000	43,000	43,000	43,000
Letters of credit	USD	145	1,283	145	1,283
Others	THB	3,266	3,302	2,898	2,934
	AUD	29	29	-	-

Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against the Company for the assessment years 1998/99 to 2004/05 (equivalent to the financial years from 1 April 1997 to 31 March 2004) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 March 2007, the Company deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 totally Rupees 293 million (approximately Baht 226 million). The Company did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. The Company's tax advisor in India was of the opinion that the outcome would be in favour of the Company. Therefore, the Company presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities in respect of the tax assessment that in excess of the amount paid. If the outcome is that the Company is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

The details of income tax assessments can be summarised as follows:

- Tax assessment for the assessment years 1998/99 to 2001/02

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of the Company for the assessment

on revenues from Indian non-residents for the same assessment years. The Company has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. The Company also filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 282 million). The Company filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, the Company deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

- Tax assessment for the assessment year 2002/03

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 48 million) for the assessment year 2002/03. The Company filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.5 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against the Company's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 92 million). The Company had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and the Company has filed an appeal against CIT(A)'s decision with ITAT. In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 72 million). The Company filed an appeal against the penalty assessment with CIT(A) in April 2007.

- Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 12 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against the Company in the amount of Rupees 106 million (approximately Baht 92 million), excluding penalty. The Company deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, the Company deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. The Company filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, the Company is waiting for the decision of CIT(A).

- Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against the Company in the amount of Rupees 103 million (approximately Baht 89 million). During the first quarter of 2007, the Company had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The Company filed an appeal against the assessment with CIT(A) and is waiting for the hearing.

3. Management and Top 10 Unit holders as of date of the closing book

3.1 List of the Board of Directors as of 30 May 2007

Name	Position
1. Mr. Paron Israsena	Chairman of the Board of Directors
2. Prof. Hiran Radeesri	Independent Director and Chairman of the Audit Committee
3. Mrs. Charintorn Vongspootorn	Independent Director and Member of the Audit Committee
4. Mr. Kraisorn Pornsutee	Director
5. Dr. Dumrong Kasemset	Director
6. Mr. Somprasong Boonyachai	Director
7. Dr. Nongluck Phinainitisart	Director
8. Ms. Nidchanun Santhavesuk	Director

3.2 List of the Executive Committee as of 30 May 2007

Name	Position
1. Dr. Dumrong Kasemset	Chairman of the Executive Committee
2. Mr. Somprasong Boonyachai	Member of the Executive Committee
3. Dr. Nongluck Phinainitisart	Member of the Executive Committee
4. Ms. Nidchanun Santhavesuk	Member of the Executive Committee

3.3 List of Management Team as of 30 May 2007

Name	Position
1. Dr. Dumrong Kasemset	Chairman of the Executive Committee – Satellite & International
2. Dr. Nongluck Phinainitisart	President
3. Mr. Paiboon Panuwattanawong	Managing Director – IPSTAR
4. Mr. Yongsit Rojsrivichaikul	Executive Vice President – Marketing and Sales
5. Mr. Atip Rittaporn	Managing Director – International Business
6. Mr. Kamonmit Vudhijumnonk	Vice President - Legal
7. Mr. Tanadit Charoenchan	Vice President – Finance & Accounting
8. Mr. Makin Petplai	Vice President – Sales Thailand, Indochina and China
9. Mr. Pradeep Unni	Vice President – Sales Asia, Eastern Europe and America
10. Mr. Teerayuth Boonchote	Vice President – IPSTAR Operations
11. Mr. Sivaraks Phinicharomna	Vice President – Internal Audit
12. Mr. Theerawat Kusalanggoorawat	Vice President – Management Information System
13. Mr. Pramook Chaiwongwutthikul	Vice President – Satellite Engineering and Operation
14. Mr. Somnuk Reantragoon	Vice President – Human Resources

3.4 List of Top 10 shareholders as of 3 April 2007 (Source: Thailand Securities Depository Co., Ltd.

No.	Name	No. of Shares	Percentage of Investment
1.	Shin Corporation Public Company Limited	450,870,934	41.32
2.	Thai NVDR Company Limited	38,407,266	3.52
3.	State Street Bank and Trust Company for Australia	37,276,800	3.42
4.	Gerlach & Co-Dimensional Emerging Markets Value Fund, Inc.	11,230,400	1.03
5.	Mr. Amnuey Pijitpongchai	9,800,000	0.90
6.	Mr. Katapol Kanokpruk	9,600,500	0.88
7.	Mr. Somnuk Cheevachit	9,202,800	0.84
8.	Mrs. Ranee Auethaveekul	7,500,000	0.69
9.	Mr. Dumrong Kasemset	7,357,497	0.67
10.	Mr. Thavatchai Khoonchaipanit	6,831,000	0.63
	Total	**588,077,197**	**53.90**

Investors can see the list of major shareholders of the Company from www.set.or.th before the Extraordinary General Meeting of Shareholders No. 1/2007.

Section 3: Summaries of Material Contracts during the Past 2 Years

1. Domestic Satellite Concession Agreement

1.1 Right to render satellite service

- The Company has the right to operate domestic communications satellites and render transponder services for domestic communications including right to collect fee from users in rendering satellite service

1.2 Period of the concession and exclusivity

- The Company has the right in the concession for a period of 30 years commencing on the signing date. The ICT Ministry (formerly known as the Ministry of Transport) had given the exclusivity right to the Company for 8 years expiring on September 11, 1999.

1.3 SHIN shall be the shareholder of the Company with a stake not less than 40%

1.4 Operation and Operational Plan: The Company agrees to operate as follows:

- Build and launch the first domestic communications satellite to its orbital position within 33 months commencing from the signing date. In addition, the Company has to provide back-up satellite system and subsequently to launch a second satellite and its back-up satellite after the first satellite going out of service to ensure quality and continuity of its service.
- Build the satellite ground station at the place mutually agreed by the ICT Ministry and the Company
- Provide and implement necessary equipment for the operation
- Launch a back-up satellite no later than 12 months after the launch of the first satellite

1.5 Specification of the first satellite

Frequency	Usable Bandwidth	No. of Orbiatal Positions	EIRP measured ay Bangkok, Chiangrai, Ubon, Tak and Songkra
C-Band	Not less than 36 MHz	10	Not less than 37 dBW
Ku-Band	Not less than 54 MHz	2	Not less than 50 dBW

1.6 Provision of Orbital Positions and Frequency

- The ICT Ministry shall contact the relating agencies in other countries while the Company agrees to cooperate and support in technical aspect as well as be responsible for all expenses.

1.7 Provision of Orbital Positions to Other Countries

- The Company shall give equal rights in orbital positions to other satellite service providers in Thailand. Should there are excess orbital positions; those orbital positions can be utilized by other countries with approval from the ICT Ministry.

1.8 Transfer of Assets and Operation

- The Company is required to transfer ownership of all satellites to the ICT Ministry on the date of successful completion of performance tests and the satellite is in its orbital position, and of the controller station and other equipment upon successful completion of performance tests. Then, the ICT Ministry shall allow the Company to operate on these assets.

1.9 Fee of Transponder Rental

- The company has the right to set the fee of transponder rental under the approval of the ICT Ministry with the consideration of

a) Quality of transponder
b) Period and commencement of the rental
c) Type of the rental
d) Indiscrimination of the users

- Type and size of ground station including type of signal

1.10 Insurance

- During the concession, the Company shall insure all relating assets in full value with all-risk insurance.

1.11 Utilization without payment

- The ICT Ministry and any government authorities approved by the ICT Ministry may use one C-Band transponder without any payment to Shin Satellite.

1.12 Extension of the concession

- Should the Company want to extend the Satellite Concession Agreement, the Company shall propose the extension to the ICT Ministry within Year 25th commencing from the signing date or between 11 September 2015 and 10 September 2016.

1.13 Consideration of the concession

- The Company agrees to pay the ICT Ministry in percentage of its revenue before expenses with minimum of Baht 1,415 million for the period of 30 years as follows:

Year	Consideration in percentage of revenue before expenses	Year	Consideration in percentage of revenue before expenses
1992	5.5	2007	17.5
1993	5.5	2008	17.5
1994	5.5	2009	17.5
1995	5.5	2010	17.5
1996	5.5	2011	17.5
1997	10.5	2012	20.5
1998	10.5	2013	20.5
1999	10.5	2014	20.5
2000	10.5	2015	20.5
2001	10.5	2016	20.5
2002	15.5	2017	22.5
2003	15.5	2018	22.5
2004	15.5	2019	22.5
2005	15.5	2020	22.5
2006	15.5	2021	22.5

2. Concession Agreement for Telecommunications Services in Cambodia

2.1 Right to operate

- CAMSHIN has the right to build develop expand and render telephone services in Wireless Local Loop System: WLL 450 MHz and WLL 1800 MHz systems and cellular phone services in Digital Phone Services (GSM) 1800 MHz in Cambodia.

2.2 Period of Operation and Concession

- CAMSHIN has the right to operate for 35 years commencing from the signing date. The Cambodian Ministry of Posts and Telecommunications is required to allocate to CAMSHIN all frequencies required for the operation of the services, facilitate in the transmission link between local and international network including the link among local telecommunication

operators, issue the relevant license or permit as required by Cambodian laws to CAMSHIN and provide places for network stations.

2.3 Transfer of Assets

- Upon expiration of the concession, CAMSHIN is required to transfer ownership of all of its fixed assets to the Cambodian Ministry of Posts and Telecommunication.

2.4 Extension of the concession

- Should CAMSHIN want to extend the concession, CAMSHIN shall propose the extension to the Cambodian Ministry of Posts and Telecommunication before the expiration of the concession.

2.5 Consideration of the Concession

- CAMSHIN agrees to pay the Cambodian Ministry of Posts and Telecommunication in percentage of its revenue before expenses for the period of 35 years as follows:

Year	Consideration in percentage of revenue before expenses
1997 - 2001	8
2002 - 2004*	11
2004 -2006	7
2007 onwards	10

*CAMSHIN's Concession Agreement was amended with effect from 22 July 2004, which amended the percentage of revenue sharing from 2004 onwards.

3. Joint Venture Agreement for the Development of Telecommunication Services in Laos

3.1 Right to operate

- LTC shall operate and develop telecommunication network to serve the demand of both government and public sectors according to the economy and social development plan of Laos

3.2 Period of Operation and Concession

- LTC has the right to operate for 25 years commencing from the signing date and has exclusivity right for 5 years. The Laos Government is required to allocate to LTC all frequencies required for the operation of the services, facilitate in the transmission link between local and international network, issue the relevant license or permit and provide places for network stations.

3.3 Transfer of Assets

- Upon expiration of the Joint Venture Agreement, LTC is required to transfer all shares to the Laos Government without any cost.

3.4 Extension of the concession

- Should LTC want to extend the agreement, LTC shall propose the extension to the Laos Government before the expiration of the agreement.

4. Agreement for Provision of Uplink-Downlink Television Signal Services via Satellite of CS Loxinfo Pcl. ("CSL")

This was later renamed to "Agreement for Provision of Uplink-Downlink Television Signals and Internet Services via Satellite"

Parties The Communications Authority of Thailand ("CAT") and CSL

Term 22 years, starting from 9 August 1994 to 8 August 2016

Operation CAT agrees to allow CSL to provide uplink-downlink television signals and Internet services via satellite. CSL shall comply with all terms stipulated in this agreement, as well as laws, ministerial resolutions, rules, regulations, orders, and the CAT's policies.

Supply of Equipment

- CSL shall supply equipment and devices for teleport and Internet service via satellite at its own expense.
- CSL shall supply equipment and devices for Internet connection to provide teleport and Internet services via satellite at its own expenses and shall transfer the proprietary right to CAT.

Termination CAT has the right to terminate this contract in the following events:

- CSL of Shin Broadband Internet (Thailand) (SBI) is subject to a court order of absolute receivership.
- CSL violates this contract and its amendment.
- SBI violates the shareholder agreement of CSL
- CAT is not CSL's shareholder according to the shareholder agreement of CSL

Shareholding Limitation

- At least 51% of CSL's shareholders must be owned be a Thai national, and at least 51% of CSL's share capital shall belong to Thais.
- In the event CSL's shareholder as indicated in item 1 is a juristic person, the juristic person shall be registered in Thailand with at least 51% of Thai citizens as shareholders and at least 51% of its share capital shall belong to Thai citizens.

Other conditions

- CSL shall comply with the terms specified in the shareholder agreement of CSL
- If CSL terminates its operation during the agreement period, or the shareholder agreement of CSL terminates for any reason, the parties agree to end this contract.
- CSL shall not transfer its rights and duties according to this agreement to any third parties, unless it obtains a written consent from CAT, except for the benefit of the financial institutions that provide loans for the supply of equipment, devices, buildings and other items required for the performance according to this agreement. CAT shall determine and agree upon the qualifications of juristic person who will take over the rights and duties under this agreement.

5. Shareholder Agreement of CS Loxinfo Plc. ("CSL")

Parties The Communications Authority of Thailand ("CAT") and SBI

Important conditions

- SBI agrees to be a shareholder in CSL and to be transferred the rights, duties and responsibilities that Shin Satellite Public Company Limited (SSA) has towards CAT
- SSA agrees to hold at least 51% shares in SBI and to have controlling with respect to the appointment and removal of a director where most or all management power of SBI shall remain effective at least 5 years from the effective date of the agreement. Upon the end of the said period, the transfer of the shares in SBI shall require prior consent from CAT.
- CSL shall pay dividends of not less than 25 per cent of profits.
- In the event that CSL is a listed Company, part of the increased shares shall be allotted to employees of CAT at the IPO price pursuant to the rules prescribed by the Board of Directors of CSL with consent from the meeting of shareholders.
- SBI shall not transfer the rights and duties under the agreement to a third party without consent from CAT.

6. Internet Service Provider License Type I of CS LoxInfo Pcl. ("CSL")

Grantee CSL

Grantor The National Telecommunication Committee

Permit Period Comes into force on September 8, 2006 , for one year period, until September 7, 2007

Renewal of License Submission of application 15 (fifteen) days prior to license expiry

7. Internet Service Provider License Type I of Loxley Information Services Co., Ltd. ("Loxserve")

Grantee Loxserve

Grantor The National Telecommunication Committee

Permit Period Comes into force on June 29 2006, for one year period, until June 28, 2007

Renewal of License Submission of application 15 (fifteen) days prior to license expiry

Section 4: Pending Material Lawsuits or Claims

- Nil -

Enclosure 4

Article of Association of the Company's specifically those related to the Shareholders' Meeting

Company's Articles of Association relating to the General Meeting of Shareholders

Shareholder Meetings

Article 30. The board of directors shall arrange for an annual ordinary meeting of shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the extraordinary meetings.

The board of directors may summon an extraordinary meeting of shareholders whenever the board think appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the board of directors to summon an extraordinary meeting of shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the board of directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31. In summoning for a meeting of shareholders, the board of directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days prior to the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than consecutive three days before the meeting.

Article 32. The meeting of shareholders must be attended by not less than 25 shareholders or proxies (if any) or not less than a half of total number of shareholders holding an aggregate number of shares not less than one-third of all shares sold in number to constitute a quorum.

In the event at any meeting of shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting. In the subsequent meeting no quorum is required.

Proxy and Voting

Article 33. At a meeting of shareholders, the shareholder may appoint any other person who is suijuris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must be submitted to the board chairman or other person designated by the board chairman at the meeting place before the proxy attending the meeting.

Article 34. The resolution of the meeting of shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

a. the sale or transfer of whole or essential parts of business of the Company to other persons.

b. the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.

c. entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.

d. amendment of the memorandum of association or articles of association.

e. increase or reduction of the capital of the Company or the issuance of debentures.

f. the amalgamation or liquidation of the Company.

Directors' Qualifications, Election and Rotation of Directors

Article 16. The Company shall have a board of directors comprising at least five directors, and not less than a half of the total number of directors shall have residence within the Kingdom and must have qualifications as required by the public limited company law.

The directors of the Company shall be entitled to receive remuneration such as salary, meeting allowance, allowance for food and other expenses and bonus.

Article 17. The meeting of shareholders shall elect the board of directors in accordance with the rules and procedures as follows:

(1) every shareholder shall have one vote for each share of which he is the holder;

(2) each shareholder may exercise all the votes he has under the (1) above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Article 18. At every annual ordinary meeting, one-third of the directors, or if their number is not a multiple of three, then the number nearest to one-third must retire from office.

The director to retire during the first and the second years following the registration of the Company shall be drawn by lots. In every subsequent year, the directors who have been longest in office shall retire. A retiring director is eligible for re-election.

To determine the Authorized Persons and Remuneration for Subcommittees

Article 29. The board of directors may assign anyone to perform any affairs under control of the board or may assign such person to have power within the period of times as the board think appropriate and which under the power of the board to cancel, change or rectify.

Enclosure 5

Proxy Form and list of the documents or other evidence required to confirm eligibility to attend the meeting including details about the Independent Directors

(ปิดอากรแสตมป์ 20 บาท)

หนังสือมอบฉันทะ (แบบ ก.)
Proxy (Form A.)

เลขทะเบียนผู้ถือหุ้น
Shareholders register no.

เขียนที่ ....
Written at

วันที่ .... เดือน .... พ.ศ. ....
Date Month Year

(1) ข้าพเจ้า .... อายุ .... ปี อยู่บ้านเลขที่ ....
I/We age years, residing at

ถนน.. ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด .... รหัสไปรษณีย์ ....
Province Postal Code

(2) เป็นผู้ถือหุ้นของ **บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน) ("บริษัท")**
being a shareholder of Shin Satellite Public Company Limited ("Company")

โดยถือหุ้นจำนวนทั้งสิ้นรวม holding the total amount of	หุ้น shares	และออกเสียงลงคะแนนได้เท่ากับ and have the right to vote equal to	เสียง ดังนี้ votes as follows:
☐ หุ้นสามัญ ordinary share	หุ้น shares	ออกเสียงลงคะแนนได้เท่ากับ and have the right to vote equal to	เสียง votes
☐ หุ้นบุริมสิทธิ preferred share	หุ้น shares	ออกเสียงลงคะแนนได้เท่ากับ and have the right to vote equal to	เสียง votes

(3) ขอมอบฉันทะให้ (1) .... อายุ .... ปี อยู่บ้านเลขที่ ....
Hereby appoint age years, residing at

ถนน.. ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด .... รหัสไปรษณีย์ .... หรือ
Province Postal Code or

(2) .... อายุ .... ปี อยู่บ้านเลขที่ ....
age years, residing at

ถนน.. ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด .... รหัสไปรษณีย์ .... หรือ
Province Postal Code or

(3) .... อายุ .... ปี อยู่บ้านเลขที่ ....
age years, residing at

ถนน.. ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด .... รหัสไปรษณีย์ ....
Province Postal Code

คนหนึ่งคนใดเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 1/2550 ในวันพุธที่ 4 กรกฎาคม 2550 เวลา 14.00 นาฬิกา ณ ห้องประชุม Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือ ที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย
as only one of my/our proxy to attend and vote on my/our behalf at the meeting of the Extraordinary General Meeting of shareholders No. 1/2007 on 4 July 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Viphawadee Rangsit Road, Chatuchak Bangkok 10900 or such other date, time and place as the meeting may be adjourned.

กิจการใดที่ผู้รับมอบฉันทะกระทำไปในการประชุมนั้น ให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ
Any acts performed by the proxy in this meeting shall be deemed to be the actions performed by myself/ourselves.

ลงนาม/Signed .... ผู้มอบฉันทะ/Grantor
(....)

ลงนาม/Signed ....ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed ....ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed ....ผู้รับมอบฉันทะ/Proxy
(....)

หมายเหตุ/Remarks

ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนน ไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of shares to many proxies for splitting votes.

(ปิดอากรแสตมป์ 20 บาท)

หนังสือมอบฉันทะ (แบบ ข.)
Proxy (Form B.)

เลขทะเบียนผู้ถือหุ้น
Shareholders' Registration No.

เขียนที่ ____________________
Written at

วันที่ ________ เดือน __________ พ.ศ. ____
Date Month Year

(1) ข้าพเจ้า
I/We
สัญชาติ
nationality
อยู่บ้านเลขที่
Address

(2) เป็นผู้ถือหุ้นของ **บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน) ("บริษัท")**
being a shareholder of Shin Satellite Public Company Limited ("Company")

โดยถือหุ้นจำนวนทั้งสิ้นรวม holding the total amount of ______ หุ้น shares และออกเสียงลงคะแนนได้เท่ากับ with the voting rights of ______ เสียง ดังนี้ votes as follows:

☐ หุ้นสามัญ ordinary share ______ หุ้น shares ออกเสียงลงคะแนนได้เท่ากับ with the voting rights of ______ เสียง votes

☐ หุ้นบุริมสิทธิ preferred share ______ หุ้น shares ออกเสียงลงคะแนนได้เท่ากับ with the voting rights of ______ เสียง votes

(3) ขอมอบฉันทะให้ ☐ (1) .... อายุ age .... ปี years, residing at อยู่บ้านเลขที่ ....
Hereby appoint

ถนน Road .... ตำบล/แขวง Tambol/Khwaeng .... อำเภอ/เขต Amphur/Khet ....

จังหวัด Province .... รหัสไปรษณีย์ Postal Code .... หรือ or

☐ (2) .... อายุ age .... ปี years, residing at อยู่บ้านเลขที่ ....

ถนน Road .... ตำบล/แขวง Tambol/Khwaeng .... อำเภอ/เขต Amphur/Khet ....

จังหวัด Province .... รหัสไปรษณีย์ Postal Code .... หรือ or

☐ (3) .... อายุ age .... ปี years, residing at อยู่บ้านเลขที่ ....

ถนน Road .... ตำบล/แขวง Tambol/Khwaeng .... อำเภอ/เขต Amphur/Khet ....

จังหวัด Province .... รหัสไปรษณีย์ Postal Code ....

คนหนึ่งคนใดเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 1/2550 ในวันพุธที่ 4 กรกฎาคม 2550 เวลา 14.00 นาฬิกา ณ ห้องประชุม Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

as only one of my/our proxy to attend and vote on my/our behalf at the meeting of the Extraordinary General Meeting of shareholders No. 1/2007 on 4 July 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak Bangkok 10900 or such other date, time and place as the meeting may be adjourned.

ผู้ที่มาประชุมด้วยตนเอง โปรดนำหนังสือฉบับนี้มาแสดงต่อพนักงานลงทะเบียนในวันประชุมด้วย
Please bring this proxy to show at the meeting even shareholders who attend the meeting in person.

(4) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้ ดังนี้
I/We authorize my/our Proxy to cast the votes according to my/our intention as follows:

วาระที่ 1 **เรื่องแจ้งเพื่อทราบ**
Agenda Item 1 Matters to be informed

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย ☐ ไม่เห็นด้วย ☐ งดออกเสียง
Approve Disapprove Abstain

วาระที่ 2 **พิจารณารับรองรายงานการประชุมสามัญผู้ถือหุ้น ประจำปี 2550 ซึ่งประชุมเมื่อวันที่ 24 เมษายน 2550**
Agenda Item 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2007, held on 24 April 2007

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย ☐ ไม่เห็นด้วย ☐ งดออกเสียง
Approve Disapprove Abstain

วาระที่ 3 **พิจารณาและอนุมัติการขายหุ้น 49% ในบริษัท เชนนิงตัน อินเวสท์เมนท์ พีทีอี ลิมิเต็ด** (Shenington Investments Pte Ltd.) **ที่บริษัทฯ ถืออยู่ร้อยละ 100 ให้แก่บริษัท เอเชีย โมบายล์ โฮลดิ้งส์ พีทีอี ลิมิเต็ด** (Asia Mobile Holdings Pte Ltd.) **ซึ่งเป็นรายการที่เกี่ยวโยงกันและเป็นรายการจำหน่ายไปซึ่งสินทรัพย์ตามประกาศคณะกรรมการตลาดหลักทรัพย์แห่งประเทศไทยที่เกี่ยวข้อง**
Agenda Item 3 To consider and approve the sale of 49% shares in Shenington Investments Pte Ltd., the Company's wholly-owned subsidiary, to Asia Mobile Holdings Pte Ltd., which is regarded as a connected transaction and a disposition of assets under the relevant Notifications of the Board of Directors of the Stock Exchange of Thailand

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย ☐ ไม่เห็นด้วย ☐ งดออกเสียง
Approve Disapprove Abstain

วาระที่ 4 **พิจารณาเรื่องอื่น ๆ (ถ้ามี)**
Agenda Item 4 Other matters, (if any)

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย ☐ ไม่เห็นด้วย ☐ งดออกเสียง
Approve Disapprove Abstain

(5) การลงคะแนนเสียงของผู้รับมอบฉันทะในวาระใดที่ไม่เป็นไปตามที่ระบุไว้ในหนังสือมอบฉันทะนี้ ให้ถือว่าการลงคะแนนเสียงนั้นไม่ถูกต้อง และไม่ใช่เป็นการลงคะแนนเสียงของข้าพเจ้าในฐานะผู้ถือหุ้น

Voting of the proxy holder in any agenda that is not specified in this proxy shall be considered as invalid and not my/our voting as a shareholder.

(6) ในกรณีที่ข้าพเจ้าไม่ได้ระบุความประสงค์ในการออกเสียงลงคะแนนในวาระใดไว้ หรือระบุไว้ไม่ชัดเจน หรือในกรณีที่ที่ประชุมมีการพิจารณาหรือลงมติในเรื่องใดนอกเหนือจากเรื่องที่ระบุไว้ข้างต้น รวมถึงกรณีที่มีการแก้ไขเปลี่ยนแปลงหรือเพิ่มเติมข้อเท็จจริงประการใด ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

In case I/we have not specified my/our voting intention in any agenda or not clearly specified or in case the meeting considers or passes resolutions in any matters other than those specified above, including in case there is any amendment or addition of any fact, the proxy shall have the right to consider and vote on my/our behalf as he/she may deem appropriate in all respects.

กิจการใดที่ผู้รับมอบฉันทะได้กระทำไปในการประชุม เว้นแต่กรณีที่ผู้รับมอบฉันทะไม่ออกเสียงตามที่ข้าพเจ้าระบุในหนังสือมอบฉันทะให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ

Any business carried on by the proxy holder in the said meeting except the proxy holder does not vote as I/we specify in the proxy form, shall be deemed as having been carried out by myself/ourselves in all respects.

ลงนาม/Signed .... ผู้มอบฉันทะ/Grantor
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

หมายเหตุ/Remarks

1. ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนน ไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
   The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of shares to many proxies for splitting votes.
2. ในกรณีที่มีวาระที่จะพิจารณาในการประชุมมากกว่าวาระที่ระบุไว้ข้างต้น ผู้มอบฉันทะสามารถระบุเพิ่มเติมได้ในใบประจำต่อแบบหนังสือมอบฉันทะแบบ ข. ตามแบบ
   In case there are agenda other than the agenda specified above the additional statement can be specified by the Shareholder in the Supplemental Proxy Form B as enclosed.

ใบประจำต่อแบบหนังสือมอบฉันทะแบบ ข.
Supplemental Proxy Form B.

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของ บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน)
The proxy is granted by a shareholder of Shin Satellite Public Company Limited.

ในการประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 1/2550 ในวันพุธที่ 4 กรกฎาคม 2550 เวลา 14.00 น. ณ ห้องประชุม Auditorium อาคารชินวัตร ทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

For the Extraordinary General Meeting of shareholders No. 1/2007 on 4 July 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Viphawadee Rangsit Road, Chatuchak Bangkok 10900 or such other date, time and place as the meeting may be adjourned.

วาระที่.................. ....
Agenda Item ....

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่.................. ....
Agenda Item ....

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่.................. ....
Agenda Item ....

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่.................. ....
Agenda Item ....

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่.................. ....
Agenda Item ....

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) To grant my/our proxy to vote at my/our desire as follows:
☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ
I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงนาม/Signed .... ผู้มอบฉันทะ/Grantor
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

(ปิดอากรแสตมป์ 20 บาท)

หนังสือมอบฉันทะ แบบ ค.

(สำหรับผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น)

Proxy Form C.

(For foreign shareholders who have custodian in Thailand only)

เลขทะเบียนผู้ถือหุ้น
Shareholders register no.

เขียนที่ ....
Written at

วันที่ .... เดือน .... พ.ศ. ....
Date Month Year

(1) ข้าพเจ้า ....
I/We

สำนักงานตั้งอยู่เลขที่ .... ถนน.. ตำบล/แขวง ....
residing at Road Tambol/Khwaeng

อำเภอ/เขต .... จังหวัด .... รหัสไปรษณีย์ ....
Amphur/Khet Province Postal Code

ในฐานะผู้ประกอบธุรกิจเป็นผู้รับฝากและดูแลหุ้นให้กับ ....
As being the custodian of

ซึ่งเป็นผู้ถือหุ้นของบริษัท ชินแซทเทลไลท์ จำกัด (มหาชน) ("บริษัท")

being a shareholder of Shin Satellite Public Company Limited ("Company")

โดยถือหุ้นจำนวนทั้งสิ้นรวม holding the total amount of	หุ้น shares	และออกเสียงลงคะแนนได้เท่ากับ and have the right to vote equal to	เสียง ดังนี้ votes as follows:
☐ หุ้นสามัญ ordinary share	หุ้น shares	ออกเสียงลงคะแนนได้เท่ากับ and have the right to vote equal to	เสียง votes
☐ หุ้นบุริมสิทธิ preferred share	หุ้น shares	ออกเสียงลงคะแนนได้เท่ากับ and have the right to vote equal to	เสียง votes

(2) ขอมอบฉันทะให้ ☐ (1) .... อายุ .... ปี อยู่บ้านเลขที่ ....
Hereby appoint age years, residing at

ถนน .... ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด ....รหัสไปรษณีย์ .... หรือ
Province Postal Code or

☐ (2) .... อายุ .... ปี อยู่บ้านเลขที่ ....
age years, residing at

ถนน .... ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด ....รหัสไปรษณีย์ .... หรือ
Province Postal Code or

☐ (3) .... อายุ .... ปี อยู่บ้านเลขที่ ....
age years, residing at

ถนน .... ตำบล/แขวง .... อำเภอ/เขต ....
Road Tambol/Khwaeng Amphur/Khet

จังหวัด ....รหัสไปรษณีย์ ....
Province Postal Code

คนหนึ่งคนใดเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 1/2550 ใน วันพุธที่ 4 กรกฎาคม 2550 เวลา 14.00 นาฬิกา ณ ห้องประชุม Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

as only one of my/our proxy to attend and vote on my/our behalf at the meeting of the Extraordinary General Meeting of shareholders No. 1/2007 on 4 July 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Viphawadee Rangsit Road, Chatuchak Bangkok 10900 or such other date, time and place as the meeting may be adjourned.

(3) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะเข้าร่วมประชุมและออกเสียงลงคะแนนในครั้งนี้ ดังนี้

I/We authorize my/our Proxy to cast the votes according to my/our intention as follows:

☐ มอบฉันทะตามจำนวนหุ้นทั้งหมดที่ถือ และมีสิทธิออกเสียงลงคะแนนได้

Grant partial the total amount of shares holding and entitled to vote

☐ มอบฉันทะบางส่วน คือ

Grant partial shares of

☐ หุ้นสามัญ .... หุ้น มีสิทธิออกเสียงลงคะแนนได้เท่ากับ .... เสียง

ordinary share shares and have the right to vote equal to votes

☐ หุ้นบุริมสิทธิ .... หุ้น มีสิทธิออกเสียงลงคะแนนได้เท่ากับ .... เสียง

preferred share shares and have the right to vote equal to votes

รวมสิทธิออกเสียงลงคะแนนได้ทั้งหมด .... เสียง

Total voting rights vote (s)

(4) ข้าพเจ้ามอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้ ดังนี้

I/We authorize my/our Proxy to cast the votes according to my/our intention as follows:

วาระที่ 1 **เรื่องแจ้งเพื่อทราบ**

Agenda Item 1 Matters to be informed

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่ 2 **พิจารณารับรองรายงานการประชุมสามัญผู้ถือหุ้น ประจำปี 2550 ซึ่งประชุมเมื่อวันที่ 24 เมษายน 2550**

Agenda Item 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for the year 2007, held on 24 April 2007

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่ 3 **พิจารณาและอนุมัติการขายหุ้น 49% ในบริษัท เชนนิงตัน อินเวสท์เมนท์ พีทีอี ลิมิเต็ด** (Shenington Investments Pte Ltd.) **ที่บริษัทฯ ถืออยู่ร้อยละ 100 ให้แก่บริษัท เอเชีย โมบายล์ โฮลดิ้งส์ พีทีอี ลิมิเต็ด** (Asia Mobile Holdings Pte Ltd.) **ซึ่งเป็นรายการที่เกี่ยวโยงกันและเป็นรายการจำหน่ายไปซึ่งสินทรัพย์ ตามประกาศคณะกรรมการตลาดหลักทรัพย์แห่งประเทศไทยที่เกี่ยวข้อง**

Agenda Item 3 To consider and approve the sale of 49% shares in Shenington Investments Pte Ltd., the Company's wholly-owned subsidiary, to Asia Mobile Holdings Pte Ltd., which is regarded as a connected transaction and a disposition of assets under the relevant Notifications of the Board of Directors of the Stock Exchange of Thailand

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่ 4 **พิจารณาเรื่องอื่น ๆ (ถ้ามี)**

Agenda Item 4 Other matters, (if any)

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

(5) การลงคะแนนเสียงของผู้รับมอบฉันทะในวาระใดที่ไม่เป็นไปตามที่ระบุไว้ในหนังสือมอบฉันทะนี้ ให้ถือว่าการลงคะแนนเสียงนั้นไม่ถูกต้อง และไม่ใช่เป็นการลงคะแนนเสียงของข้าพเจ้าในฐานะผู้ถือหุ้น

Voting of the proxy holder in any agenda that is not specified in this proxy shall be considered as invalid and not my/our voting as a shareholder.

(6) ในกรณีที่ข้าพเจ้าไม่ได้ระบุความประสงค์ในการออกเสียงลงคะแนนในวาระใดไว้ หรือระบุไว้ไม่ชัดเจน หรือในกรณีที่ที่ประชุมมีการพิจารณาหรือลงมติในเรื่องใดนอกเหนือจากเรื่องที่ระบุไว้ข้างต้น รวมถึงกรณีที่มีการแก้ไขเปลี่ยนแปลงหรือเพิ่มเติมข้อเท็จจริงประการใด ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

In case I/we have not specified my/our voting intention in any agenda or not clearly specified or in case the meeting considers or passes resolutions in any matters other than those specified above, including in case there is any amendment or addition of any fact, the proxy shall have the right to consider and vote on my/our behalf as he/she may deem appropriate in all respects.

กิจการใดที่ผู้รับมอบฉันทะได้กระทำไปในการประชุม เว้นแต่กรณีที่ผู้รับมอบฉันทะไม่ออกเสียงตามที่ข้าพเจ้าระบุในหนังสือมอบฉันทะให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ

Any business carried on by the proxy holder in the said meeting except the proxy holder does not vote as I/we specify in the proxy form, shall be deemed as having been carried out by myself/ourselves in all respects.

ลงนาม/Signed .... ผู้มอบฉันทะ/Grantor
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

<u>หมายเหตุ</u>

1. หนังสือมอบฉันทะแบบ ค. นี้ใช้เฉพาะกรณีที่ผู้ถือหุ้นที่ปรากฏชื่อในทะเบียนเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียน (Custodian) ในประเทศไทยเป็นผู้รับฝากและดูแลหุ้นให้เท่านั้น
The Proxy Form C. only use for shareholders whose names appearing in the foreign investors registration and he/she appointed a custodian in Thailand to be responsible for safeguarding shares only.
2. หลักฐานที่ต้องแนบพร้อมกับหนังสือมอบฉันทะ คือ
Documents and evidences to be enclosed with the proxy form are:
    (1) หนังสือมอบอำนาจจากผู้ถือหุ้นให้คัสโตเดียน (Custodian) เป็นผู้ดำเนินการลงนามในหนังสือมอบฉันทะแทน
    Power of attorney from the shareholder authorizes a custodian to sign the Proxy Form on behalf of the shareholder
    (2) หนังสือยืนยันว่าผู้ลงนามในหนังสือมอบฉันทะแทนได้รับอนุญาตประกอบธุรกิจคัสโตเดียน
    Letter of certification to certify that the Proxy Form have a permit to act as a custodian.
3. ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าร่วมประชุมและออกเสียงลงคะแนน ไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of shares to many proxies for splitting votes.
4. ในกรณีที่มีวาระที่จะพิจารณาในการประชุมมากกว่าวาระที่ระบุไว้ข้างต้น ผู้มอบฉันทะสามารถระบุเพิ่มเติมได้ในใบประจำต่อแบบหนังสือมอบฉันทะแบบ ค. ตามแบบ
In case there are agenda other than the agenda specified above the additional statement can be specified by the Shareholder in the Supplemental Proxy Form as enclosed.

ใบประจำต่อแบบหนังสือมอบฉันทะแบบ ค.

Supplemental Proxy Form C.

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของ **บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน)**

The proxy is granted by a shareholder of Shin Satellite Public Company Limited.

ในการประชุมวิสามัญผู้ถือหุ้น ครั้งที่ 1/2550 ในวันพุธที่ 4 กรกฎาคม 2550 เวลา 14.00 น. ณ ห้องประชุม Auditorium อาคารชินวัตร ทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

For the Extraordinary General Meeting of shareholders No. 1/2007 on 4 July 2007 at 14.00 o'clock at the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Viphawadee Rangsit Road, Chatuchak Bangkok 10900 or such other date, time and place as the meeting may be adjourned.

วาระที่............ ....

Agenda Item .. ..

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่............ ....

Agenda Item .. ..

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่............ ....

Agenda Item .. ..

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่............ ....

Agenda Item .. ..

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

วาระที่............ ....

Agenda Item .. ..

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To grant my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) To grant my/our proxy to vote at my/our desire as follows:

☐ เห็นด้วย .... เสียง ☐ ไม่เห็นด้วย .... เสียง ☐ งดออกเสียง .... เสียง

Approve vote(s) Disapprove vote(s) Abstain vote(s)

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ
I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงนาม/Signed .... ผู้มอบฉันทะ/Grantor
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

ลงนาม/Signed .... ผู้รับมอบฉันทะ/Proxy
(....)

Documents or Evidence Showing an Identity of the Shareholder or a Representative of the Shareholder Entitled to Attend the Meeting

The policy of the Board of The Stock Exchange of Thailand, dated 19th February 1999, relating to good practices for holding of a shareholders' meeting, aims to establish guidelines for listed companies to follow. This will create confidence to shareholders, investors and all relevant parties. Accordingly, the Company believes that an inspection of documents or evidence showing an identity of the shareholder or a representative of the shareholder entitled to attend the meeting which should be observed by the shareholders, would cause transparency, fair and benefits to the shareholders. However, the Company reserves the right to waive any of these requirements for some of the shareholders on a case by case basis, at the Company's sole discretion.

1. Natural person

1.1 Thai nationality

1.1.1 Self-Attending

- Valid evidence issued by governmental authorities, e.g. the identification card, governmental identification card, driver license or passport, including the evidence if name or last name's change (if any).

1.1.2 Proxy

- Proxy Form in the form as attached to the Notice to Shareholders, completely filled up and signed by the Shareholder and the Proxy.
- Certified true copy of valid evidence of the Shareholder as specified in Item1.1.1
- Valid evidence of the Proxy as specified in item 1.1.1

1.2 Non-Thai nationality

1.2.1 Self-Attending

- Passport of the shareholder

1.2.2 Proxy

- Proxy Form in the form as attached to the Notice to Shareholders, completely filled up and signed by the Shareholder and the Proxy.
- Certified true copy of passport of the shareholder as specified in Item1.2.1
- Valid evidence of the Proxy as specified in item 1.1.1

2. Juristic person

2.1 Juristic person registered in Thailand

2.1.1 Representative of Shareholder (Authorized Director) Attending the Meeting

- Valid evidence of the authorized director(s) as specified in item 1.1.1
- Copy of corporate affidavit, issued within 30 days by the Department of Business Development, Ministry of Commerce, certified by the authorized director(s) showing that the authorized director(s) has the authority to act on behalf of the Shareholder.

2.1.2 Proxy

- One Proxy Form in the form as attached to the Notice to Shareholders, completely filled up and signed by the authorized director(s) to act on behalf of the Shareholder and the Proxy.
- Copy of corporate affidavit, issued within 30 days by the Department of Business Development, Ministry of Commerce, certified by the authorized director(s) showing that such authorized director(s) signing the Proxy Form has the authority to act on behalf of the Shareholder.
- Certified true copy of valid evidence of the authorized director(s) signing the Proxy Form as specified in Item 1.1.1
- Valid evidence of the Proxy as specified in item 1.1.1

2.2 Juristic person registered outside of Thailand

Please provide the documents in accordance with the above items as the case may be. In case the original documents are not in English, the English translation shall be required and certified true and correct translation by the Shareholder (in case of natural person) or the authorized representative(s) of the Shareholder (in case of juristic person).

A shareholder or a proxy may register and submit the required documents or evidence for inspection at the meeting from 12.00 o'clock on 4 July 2007.

The Information of Independent Director
Shin Satellite Public Company Limited



Name	Prof. Hiran Radeesri
Date of Birthday	August 7, 1929
Position	Chairman of the Audit Committee
Relationship with Management	None
Education	Doctorate Degree in Accounting, Thammasat University
Experience	Present - Independent Director and Chairman of the Audit Committee, Easy Buy Plc. - Independent Director and Chairman of the Audit Committee, Navakit Insurance Plc. - Academic Member, Accounting Profession Supervision Council - Independent Director and Chairman of the Audit Committee, Shin Satellite Plc. - Independent Director and Chairman of the Audit Committee, Dusit Thani Plc. - Chairman-Thai Institute of Directors Association - Advisory Chairman -Corporate Governance Center, The Stock Exchange of Thailand - Chairman - Tax Auditor Examination Committee, Revenue Department - Member, Thammasat University Executive Council Past - Chairman, Price Waterhouse Company Limited - Governor, The Stock Exchange of Thailand - Chairman of the Audit Committee, The Stock Exchange of Thailand - Director, Thailand Securities Depository Co., Ltd. - Governor, State Railway of Thailand - Chairman of the Board of Directors, Mass Rapid Transit Authority of Thailand
Illegal record in past 10 years	None
Shareholding	None

The Information of Independent Director
Shin Satellite Public Company Limited



Name	Mrs. Charintorn Vongspootorn
Date of Birthday	May 23, 1946
Position	Audit Committee
Relationship with Management	None
Education	• Master Degree of Business Administration Creighton University, U.S.A. • Bachelor Degree in Accounting Chulalongkorn University
Experience	2005 – Present Director, RGC Collections Co., Ltd. 1999 – Present Independent Director and Member of the Audit Committee, Shin Satellite Plc. 2001 – 2002 Independent Director and Member of the Audit Committee, Advanced Info Service Plc. 1997 – 1999 Director, Thai Equity Fund Senior Executive Vice President, MFC
Illegal record in past 10 years	None
Shareholding	None

Enclosure 6

Procedures for attending the Meeting

Procedures for attending of Extraordinary General Meeting of Shareholders
No. 1/2007
Shin Satellite Public Company Limited
On 4 July 2007



Shareholders of Shin Satellite Plc.
Attending in Person
Proxy
Registered Desk attending in person (commence at 12.00 o'clock)
Registered Desk by proxy at 12.00 o'clock
Review the proxy
Showing ID Card
Showing the proxy and ID Card of the Grantor and Proxy
Signing in Registered Document
Getting ballot cards
Attend to the meeting room
The Chairman opens the meeting at 14.00 o'clock
The Chairman proposed the agenda in order
If any shareholder would like to vote against or abstain to vote for any agenda, please raise your hand and give the number of shareholding in the ballot.
Company's officers collect the ballot only for the shareholder who votes against or abstain to vote/conclude the result
The Chairman announces the vote to the meeting

** Please return to the Company's officers the ballot for every agenda when the meeting be completed.*

Enclosure 7

A location map of the Shareholder Meeting's venue

Shinawatra Tower 3

There are 2 entrances

1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Kasetsart University
To Don Muang International Airport
Ngamvongwan Road
Viphavadi Hospital
Major Cineplex
Ratchadaphisek Road
SCB Park
ISUZU
Soi 21
Phaholyothin Road
Elephant Building
Thansettakij
Central Grand Plaza Hotel & Department Store
Ladprao Road
Thai Airways Int'l
Don Muang Tollway
To Din Daeng Expressway
VIPHAVADI RANGSIT ROAD
PTT.
Chatuchak Park
BTS Sky Train Station
Sunday Market
Expressway

Auditorium, 9th Floor, Shinawatra Tower 3

1010 Viphavadi Rangsit Road, Chatuchak, Bangkok

Tel. 02-949-2000

Viphavadi Rangsit Road	: Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road	: Bus no. 27, 39, 59 Air condition bus no. 39

3.5 List of Top 10 shareholders as of 15 June 2007 (Source: Thailand Securities Depository Co., Ltd.)

No.	Name	No. of Shares	Percentage of Investment
1	SHIN CORPORATION PUBLIC COMPANY LIMITED	450,870,934	41.32
2	THAI NVDR COMPANY LIMITED	84,836,366	7.78
3	STATE STREET BANK AND TRUST COMPANY FOR AUSTRALIA	37,276,800	3.42
4	GERLACH & CO-DIMENSIONAL EMERGING MARKETS VALUE FUND, INC	11,230,400	1.03
5	MORGAN STANLEY & CO. INTERNATIONAL PLC	10,674,500	0.98
6	MR. AMNUEY PIJITPONGCHAI	9,800,000	0.90
7	MR. KATAPOL KANOKPRUK	9,400,000	0.86
8	TFB FOR MFC-THAI FUND INVESTMENT PLAN	7,737,800	0.71
9	MRS. RANEE AUETHAVEEKUL	7,600,000	0.70
10	MR. DUMRONG KASEMSET	7,357,497	0.67
	Total	**636,784,297**	**58.37**

Investors can see the list of major shareholders of the Company from www.set.or.th before Extraordinary General Meeting of Shareholders No. 1/2007.

18 June 2007

Subject: Opinion of an Independent Financial Advisor with respect to the disposition Sale of investment in Shenington Investments Pte. Ltd. which is considered a disposition of assets and a connected transaction by the Company

To : Independent Directors, Audit Committee, and the Shareholders of Shin Satellite Public Company Limited

According to the resolution of the Board of Directors of Shin Satellite ("Sattel" or "the Company") No. 7/2007 dated 30 May 2007, the Company resolved to sell 49% shares of its investment in Shenington Investments Pte. Ltd ("Shen") to Asia Mobile Holdings Ptd. Ltd. ("AMH") at a price of USD 200 million or equivalent to approximately Bt 6,923.60 million (at the exchange rate of Bt 34.618 / USD) ("the Transaction"). In calculating the Transaction size, the net profit criteria resulted in the highest ratio 50.84% which falls more than 50% but less than 100%. Therefore, the Transaction is considerd a class 1 transaction in accordance with the Notification of the Board of Directors of the Stock Exchange of Thailand regarding Disclosure of Information and other Acts of Listed Companies concerning the Acquisition and Disposition of Assets B.E. 2004 dated 29 October 2004.

Additionally, AMH is considered a related party to the Company since Temasek group is the ultimate shareholder of both companies. Therefore, the Transaction for the Company to sell its investment in Shen to AMH, calculated to be 59.90% of the net tangible asset of the Company and its subsidiaries from its 31 March 2007 financial statements, is considered to be a connected transaction in accordance with the Notification of the Board of Directors of the Stock Exchange of Thailand regarding Disclosure of Information and other Acts of Listed Companies concerning the Connected Transactions B.E. 2003 dated 19 November 2003. Both of the Notifications require that the Company seek an approval from its shareholders with the shareholders voting in favor or approving the Transaction must not be less than three-fourths of total votes of shareholders or proxies (if any) present at the meeting and having voting right, excluding the shareholders holding shares in the Company who have a conflict of interest and thus have no right to vote. The Company must also appoint and Independent Financial Advisor ("the IFA" or "the Financial Advisor") to give opinion on the reasonableness of the Transaction and the fairness of the price with suggestion the the shareholders on how the shareholders should vote on the connected transaction. The opinion of the IFA must be submitted to the audit committee and the shareholders of the Company.

Asia Plus Securities Public Company Limited ("the Independent Financial Advisor" or "the IFA") was appointed by the Company to be the Independent Financial Advisor to give opinion on the transaction. The IFA is a qualified Financial Advisor under the supervision of the Securities and Exchange Commission ("the SEC") and has no relationship with anyone of the related parties to this transaction.

In preparing this report, the study of the IFA relied on information supplied by the Company, interview with the management, the Company's public information and those industry related information in public domain. As such, the IFA cannot give any representation or warranty on the accuracy or the completeness of the information obtained. Additionally, the report was prepared to give an opinion on the sale of investment which was considered a connected transaction. The opinion was based on certain assumptions and the IFA cannot give any warranty on whether these assumptions will be achieved. Should there be any changes in the future which has the impact on the Company's operations, both the Company and the shareholders could be effected. However, at the time of preparing the report, the IFA had no reason to believe and was not aware of any such incidents that could significantly effect the Company. The IFA summarized the transaction information and rendered our opinion as follows:

Additionally, the report was prepared in Thai and this English version is a translation of the Thai report. While every effort is made to ensure the accuracy of the translation, there could be some inconsistency between the Thai report and the English translation. In any case, the Thai report shall take precedence and be considered the actual IFA report over its English translation.

1. Details of the Transaction

1.1. Nature of the Transaction

1.1.1. Sale of Shen shares

Purchaser	: Asia Mobile Holdings Pte.Ltd (AMH)
Seller	: Shin Satellite Public Company Limited (Sattel)
Shares for sale	: 7,182,420 common shares of Shenington Investments Pte. Ltd. ("Shen"), equivalent to 49.0% of its paid up capital (which comprised of 14,658,000 shares at par value of SGD 1 per share)
Total amount	: USD 200 million for 7,182,420 shares of Shenington Investments Pte. Ltd. equivalent to 49.0% of its paid up capital
Selling price/share	: USD 27.85 per share or approximately Bt 963.96 / share (1USD = 34.618 baht)
Settlement method	: Settlement in cash (After the shareholders' approval is obtained and the Company receives the consents from all relevant creditors which expect to be completed within 3 months)
Size of Transaction	: The Transaction is considerd a class 1 transaction in accordance with the Notification of the Board of Directors of the Stock Exchange of Thailand regarding Disclosure of Information and Other Acts of Listed Companies concerning the Acquisition and Disposition of Assets B.E. 2004 dated 29 October 2004 and considered as the Connected Transactions in accordance with the Notification of the Board of Directors of the Stock Exchange of Thailand regarding Disclosure of Information and Other Acts of Listed Companies concerning the Connected Transactions B.E. 2003 dated 19 November 2546. The Transaction size is calculated to be 59.90% of the

net tangible asset of the Company and its subsidiaries and the Company need to seek an approval from its shareholders with the shareholders voting for the Transaction must not be less than three-fourths of total votes of shareholders or proxies (if any) present at the meeting and having voting right, excluding the shareholders holding shares in the Company who have a conflict of interest and thus have no right to vote

Transaction Date	: After the shareholders' approval and all relevant creditors' consent are obtained

Remarks:

The transaction size in respect to the sale of asset criteria was calculated to be 50.84% from net profit of Shen in proportion to the 49% sale at Bt 69 million divided by the net profit of Sattel for the amount of Bt 135 million. For the transaction size in accordance with connected party transaction was calculated to be 59.90%, calculated from total proceed from sale of Bt 6,924 million divided by the net tangible asset of Sattel at Bt 11,558 million. The figures of Sattle were taken from its 1Q2007 reviewed statements and figures of Shen were taken from consolidated management account as of 31 March 2007.

1.1.2. Key terms and conditions of Share Purchase Agreement and Shareholder Agreement between the Company and AMH

Agreement Date	: 1 June 2007
Purchaser	: Asia Mobile Holdings Pte.Ltd (AMH)
Transaction	: AMH agrees to purchase 49% shares of Shenington Investments Pte. Ltd ("Shen") at a price of USD 200 million equal to 27.85 USD per share or equivalent to approximately Bt 6,923.60 million (at the exchange rate of Bt 34.618 / USD)
Terms and Conditions	: The Transaction must obtain a prior approval of the shareholders with a vote of not less than three-fourths of total votes of shareholders presenting at the meeting and having voting right, excluding the interested shareholders
	: Consents to be obtained from creditors of IPSTAR and Thaicom 5 satellite project including the other relavant creditors of the Company
	: Of the 7 directors of Shen, Sattel shall have the rights to nominate 4 directors whereas AMH will have the right to nominate the other 3
	: Of the 6 executive commitees of Shen, Sattel shall have the rights to nominate 3 directors whereas AMH will have the right to nominate the other 3
	: Sattel and AMH agreed not to compete with each other in the telecommunication business in Cambodia and Lao for a period of 1 year after the transaction, except if written consent is obtained from the other party.

1.2. Shareholding structure in Shen (Current and Post transaction)

A) Current shareholding structure


Temasek Holdings
Indirect major shareholding
100%
Indirect major shareholding
Singapore Technologies Telemedia Pte.Ltd.
Aspen Holdings
Cypress Holdings
100%
41.75%
49%
Kularb Kaew
48.99 %
AMH Communication Limited
41.1%
Cedar Holdings
100%
Asia Mobile Holding Company Pte.Ltd
Qatar Telecom
54.51 %
75%
25%
Asia Mobile Holding Pte.Ltd (AMH)
Shin Corporation Plc. (Shin)
41.32%
49.23%
40.81%
Shin Satellite Plc. (Sattel)
Starhub
Indosat
100%
Shenington Investment Pte. Ltd. (Shen)
Government of LaoPDR
100%
49%
51%
Cambodia Shinawatra (Camshin)
Lao Telecommunication

B) Post transaction Shareholding structure



Temasek Holdings
Indirect major shareholding
Indirect major shareholding
100%
Singapore Technologies Telemedia Pte.Ltd.
Aspen Holdings
Cypress Holdings
100%
41.75%
49%
Kularb Kaew
48.99 %
AMH Communication Limited
41.1%
Cedar Holdings
100%
Asia Mobile Holding Company Pte.Ltd
Qatar Telecom
75%
25%
54.51 %
Asia Mobile Holding Pte.Ltd (AMH)
Shin Corporation Plc. (Shin)
41.32%
49.23%
40.81%
49%
Shin Satellite Plc. (Sattel)
51%
Starhub
Indosat
Shenington Investment Pte. Ltd. (Shen)
Government of Lao
51%
100%
49%
Cambodia Shinawatra (Camshin)
Lao Telecommunication (LTC)

Considering the above shareholding structure, it can be concluded that the Temasek group is the ultimate shareholder of both Sattel and AMH. However, Temasek does not have an absolute control over Sattel because Temasek holds shares in Sattel through Shin 41.32% which is not the majority. In addition, the Board of Directors of Sattel consists of 9 directors, 4 of which are independent directors (only 3 at present because one independent director resigned and the Company is in the process of nominating a new one), 1 is a representative from the Ministry of ICT making the number of independent directors 5 out of the total 9 directors, which constitute a majority. This will allow for proper maintenance of transparency and good corporate governance for the Company.

In addition, Sattel and Shin, as listed companies, are responsible for complying with the SET and SEC regulations when entering into connected transactions. Thus, the minority shareholders are protected from the risk arising from the conflict of interest through regulations on information disclosure, board of directors approval and shareholders' approval, where both board of director's and shareholders' approvals will not allow parties related to the transaction to vote.

Furthermore, the Audit Committee is also responsible for reviewing and giving opinion on the appropriateness of transaction

1.3. Related parties and their relationship with the Company

1.3.1. Common ultimate shareholder

Sattel and AMH have relationship and connection with Temasek Holdings since Temasek Holdings is the common ultimate shareholder of both companies. In such relationship, AMH becomes the connected person of Sattel according to Notification of the Stock Exchange of Thailand regarding disclosure of Information and the Other Acts of Listed Companies concerning the Connected Transactions B.E. 2003 dated 19 November 2546.

1.3.2. Common management

No common management between Sattel and AMH at present

1.4. Details of Asia Mobile Holdings Pte.Ltd (AMH)

Asia Mobile Holdings Pte.Ltd (AMH), incorporated in Singapore in 2006, is a joint venture between Gatar Telecom (hold 25% stake) and ST Telemedia (one of the telecom companies in Temasek Holdings' group). It is in the business of investing in telecommunication sector specifically in the South East Asia. Currently, it holds shares in 2 companies which are Starhub (listed telecommunication company in Singapore) and PT Indosat TBK ("Indosat") (listed telecommunication company in Indonesia). No consolidated financial statement was available due to the fact that these 2 investments were made in the early of 2007)

Management Team

(1) Tan Guong Ching
(2) Peter Seah Lim Huat
(3) Lee Theng Kiat
(4) Edward Lee Kwong Foo
(5) Vicente Santiago Perez, Jr.
(6) Yap Boh Pin
(7) Dr. Nasser Marafih
(8) Sheik Mohammed Bin Suhaim Al Thani

Subsidiaries of AMH



Asia Mobile Holding Pte.Ltd.
(AMH)
100%
100%
Indonesia
Communication Ltd.
Indonesia
Communication Pte.
49.23%
39.96%
0.85%
Starhub
PT Indosat Tbk

- AMH's financial status during 2004 – 2006

The IFA prepared the summary of consolidated financial statements by combining all items of the companies' which AMH invested, Starhub and Indosat, in investment portion of 49.23% and 40.81% respectively. This was done for presentation purposes only and the IFA did not verify the accuracy of the financial figures under Thai and/or Singapore accounting standard. The IFA just summarized the information to reflect the AMH's financial status in the consolidated form.

(Unit : USD Million)

Financial Summary (Consolidated)	2004	2005	2006
Current assets	407.44	471.98	353.00
Non-current assets	1,411.72	1,646.12	1,748.59
Total assets	1,819.16	2,118.10	2,101.59
Current liabilities	399.52	462.79	481.80
Non-current liabilities	540.82	641.50	766.81
Total liabilities	940.33	1,104.29	1,248.61
Issued and paid-up share capital	295.25	298.00	100.30
Total shareholders' equity	879.13	968.56	852.98
Revenues	905.87	1,027.40	1,131.77
Net income	57.23	144.34	179.15

Remark : prepared AMH's financial statement on consolidated basis

- Starhub's financial status during 2004 to 2006

(Unit : USD Million)

Financial Summary	2004	2005	2006
Current assets	223.54	266.96	196.41
Non-current assets	910.16	930.36	926.85

Financial Summary	2004	2005	2006
Total assets	1,133.69	1,197.32	1,123.26
Current liabilities	398.61	440.94	353.45
Non-current liabilities	176.76	120.82	452.66
Total liabilities	575.37	561.77	806.11
Issued and paid-up share capital	551.17	556.10	153.80
Total shareholders' equity	558.84	635.55	317.14
Revenues	881.53	1,021.87	1,174.14
Net income	(33.83)	144.04	234.32
No. of shares (million shares)	2,118.00	2,136.95	1,852.60
Earning per share (USD)	(0.02)	0.07	0.13
Book value per share (USD)	0.26	0.30	0.17
Current Ratio (times)	0.56	0.61	0.56
D/E Ratio (times)	1.03	0.88	2.54
Net Profit Margin(%)	-4%	14%	20%
ROA (%)	-3%	12%	21%
ROE (%)	-6%	23%	74%

Source : www.Starhub.com.sg

Remark : For simplicity of comparing the financial figures, the IFA converted the SGD currency as reported in Starhub's financial statements into USD at an exchange rate of SGD 1.537 / USD.

- Indosat's financial status during 2004 to 2006

(Unit : USD Million)

Financial Summary	2004	2005	2006
Current assets	728.71	834.48	628.05
Non-current assets	2,361.31	2,911.31	3,166.63
Total assets	3,090.02	3,745.79	3,794.68
Current liabilities	498.12	602.11	754.21
Non-current liabilities	1,111.97	1,426.16	1,332.93
Total liabilities	1,610.09	2,028.27	2,087.14
Issued and paid-up share capital	58.59	59.38	60.24
Total shareholders' equity	1,480.04	1,606.65	1,707.54
Revenues	1,156.32	1,284.81	1,356.87
Net income	181.04	179.93	156.32
No. of shares (million shares)	5.20	5.25	5.40
Earning per share (USD)	34.82	34.27	28.95
Book value per share (USD)	284.62	306.03	316.21
Current Ratio (times)	1.46	1.39	0.83
D/E Ratio (times)	1.09	1.26	1.22
Net Profit Margin(%)	16%	14%	12%
ROA (%)	6%	5%	4%

Financial Summary	2004	2005	2006
ROE (%)	12%	11%	9%

Source : www.Indosat.com

Remark : For simplicity of comparing the financial figures, the IFA converted the IDR currency as reported in Indosat's financial statements into USD at an exchange rate of IDR 9,020 / USD.

1.5. Detail of Shenington Investment Pte. Ltd.

1.5.1. Nature of business

Shenington Investments Pte. Ltd. ("Shen") was established in 1997 and is in the business of investing in other companies (Holding Company). Shen is registered in Singapore and at present holds shares in 2 companies which are Cambodia Shinawatra ("Camshin") and Lao Telecommunication ("LTC").

1.5.2. Shareholders' structure in subsidiaries


Shenington Investment Pte. Ltd. (Shen)
Government of Lao
51%
100%
49%
Cambodia Shinawatra
(Camshin)
Lao Telecommunication
(LTC)

1.5.3. Directors

Directors' Name	Sattel	Shen	Camshin	LTC
1. Mr. Paron Isarasena na Ayudhaya	/			
2. Mr. Kraisorn Pornsuthee	/			
3. Mr. Somprasong Boonyachai	/			
4. Ms. Nidchanun Santhaveesuk	/			
5. Prof. Hiran Radeesri	/			
6. Mrs. Charintorn Vongpootorn	/			
7. Dr. Dumrong Kasemset	/	/	/	
8. Dr. Nongluck Phinainitisart	/	/	/	/
9. Mr. Tanadit Charoenchan		/	/	/
10. Mr. Teh Kwang Hwee		/		
11. Mr. Chiroj Srinamwong			/	
12. Mr. Ly Sam An			/	
13. Mr. Pal Vudhica			/	

Directors' Name	Sattel	Shen	Camshin	LTC
14. Mrs. May Pheoung			/	
15. Mr. Athip Ritthaporn				/
16.Mr. Palami PhommaThansy				/
17.Mr. Bounxoumn Sisavat				/
18.Mr. Houmphanh Intharath				/
19.Mrs. Somchit Leuangvansay				/

1.5.4. Shares of Shenington Investment Pte Ltd.

Shen has a registered capital of SGD 15,000,000 comprised of 15,000,000 common share at par value of SGD 1 per share, of which SGD 14,658,000 (14,658,000 common shares) is paid up.

1.5.5. Shen's operational performance and financial status

a) Summary of Shen's consolidated financial statement

IFA prepared the summary of consolidated financial statements by combining all items of the companies' which Shen invested, Camshin and LCT, in investment portion of 100% and 49% respectively., For the presentation purpose, the IFA did not verify the accuracy of the financial figures under Thai and/or Singapore accounting standard. The IFA just summarized the information to reflect the Shen's financial status in the consolidated form.

(Unit : USD Million)

Financial Summary (Consolidated)	2004	2005	2006	2007 (Jan - Mar)
Current assets	12.77	13.11	11.86	11.65
Non-current assets	97.04	112.14	135.33	136.84
Total assets	109.81	125.25	147.19	148.49
Current liabilities	34.35	38.73	46.17	40.01
Non-current liabilities	25.35	27.19	26.39	30.21
Total liabilities	59.71	65.92	72.56	70.23
Issued and paid-up share capital	22.87	25.07	25.07	25.07
Total shareholders' equity	50.11	59.33	74.63	78.26
Revenue from sales and service	40.67	52.02	67.56	19.05
Cost of sales and service	(19.70)	(27.78)	(33.80)	(10.52)
Gross profit	20.97	24.24	33.76	8.53
Selling and adiministration expenses	(9.22)	(9.18)	(12.18)	(3.17)
Operating profit	11.75	15.06	21.58	5.36
Other incomes	0.05	0.10	2.10	0.12
Other expenses	-	-	(0.00)	(0.02)

Financial Summary (Consolidated)	2004	2005	2006	2007 (Jan - Mar)
Earning before interest and tax	11.80	15.16	23.67	5.46
Interest expense	(1.09)	(1.65)	(1.60)	(0.45)
Income tax expense	(3.54)	(3.46)	(4.85)	(1.22)
Net income before extraordinary items	7.16	10.05	17.23	3.78
Gain (Loss) on foreign exchange	(0.02)	(0.46)	1.12	0.04
Net income	7.14	9.59	18.36	10.44
No. of shares (million shares)	14.66	14.66	14.66	14.66
Earning per share (USD)	0.49	0.65	1.25	0.71
Book value per share (USD)	3.42	4.05	5.09	5.34
Current Ratio (times)	0.37	0.34	0.26	0.29
D/E Ratio (times)	1.19	1.11	0.97	0.90
Gross Profit Margin(%)	52%	47%	50%	45%
Net Profit Margin(%)	18%	18%	27%	55%
ROA (%)	7%	8%	12%	7%
ROE (%)	14%	16%	25%	13%

Remark : Shen's financial statement on consolidated basis

b) Shen's financial statement following the accounting standard of Singapore by using cost method for valuing investment

(Unit : USD Million)

Financial Summary (Company only)	Audited			Management Report
	2004	2005	2006	2007 (Jan - Mar)
Current assets	3.96	2.61	0.97	0.92
Non-current assets	13.40	15.77	15.77	20.85
Total assets	17.36	18.37	16.74	21.77
Current liabilities	1.20	2.35	0.38	0.02
Non-current liabilities	2.24	9.54	0.00	0.00
Total liabilities	3.44	2.36	0.38	0.02
Issued and paid-up share capital	9.54	9.54	9.54	9.54
Total shareholders' equity	13.92	16.02	16.36	21.75
Revenue from dividend	2.17	2.61	3.10	-
Selling and adiministration expenses	(0.01)	(0.02)	0.03	(0.05)
Operating profit	2.15	2.59	3.07	(0.05)
Interest incomes	-	-	0.01	-
Interest expense	(0.11)	(0.15)	-	-
Income tax expense	(0.21)	(0.26)	(0.68)	-
Net income before extraordinary items	1.83	2.18	2.41	(0.05)

Financial Summary (Company only)	Audited			Management Report
	2004	2005	2006	2007 (Jan - Mar)
Gain (Loss) on foreign exchange	-	(0.08)	-	-
Net income	1.83	2.09	2.41	(0.05)
No. of shares (million shares)	14.66	14.66	14.66	14.66
Earning per share (USD)	0.12	0.14	0.16	(0.00)
Book value per share (USD)	0.95	1.09	1.12	1.48
Current Ratio (times)	3.31	1.11	2.54	47.37
D/E Ratio (times)	0.25	0.15	0.02	0.00
Gross Profit Margin (%)	99%	99%	99%	N.A.
Net Profit Margin (%)	84%	80%	78%	N.A.

Remark : Audited by Pricewaterhouse Coopers ABAS Co., Ltd.

: Valuing investment of Shen by using the cost method which follower the Accounting standard of Singapore

: For simplicity of comparing the financial figures, the IFA converted the SGD currency as reported in Shen's financial statements into USD at an exchange rate of SGD 1.537 / USD. Figures for Jan - Mar 2007 are from management account.

Summary of Operational Performance

- Shen's core business is a holding company with 2 major investments in Camshin and LTC. Shen's revenue mainly comes from dividend received from those companies. During 2004 - 2006, all dividends received by Shen were from LTC as Camshin has not paid any dividend during the past 3 years. According to the Cambodia's regulation, any dividend to be paid out of Camshin will be subject to 20% tax payable to the Cambodia government.
- During 2004 - 2005, there were no dividend paid by Shen. In 2006, Sattel recieved USD 2.07 million (~SGD 3.19 million) in dividend from Shen. On 29 June 2007, Shen also paid out USD 4.0 million (~SGD 6.15 million).
- Shen's interest expense declined dramatically resulting from Shen's full repayment of loan in 2006.
- Shen posted a net profit of USD 2.41 million in 2006 and earned higher net profit every year as a result of higher dividend received from LTC and a decrease in interest expense.

Summary of financial status

- As of 31 March 2007, Shen's total assets were USD 22 million, most of which are investment in Camshin and LTC
- Shen's total liabilities as of 31 March 2007 amounted to USD 0.02 million as a result of the Company's paying off its debt during 2006.

- Shen's equity as of 31 March 2007 was USD 22 million comprise of Shen's paid up capital of USD 10 million and retain earning of USD 12 million. In 2006, Shen paid dividend to Sattel for an amounted of USD 2 million. On 29 June 2007, Shen paid out USD 4.0 million

(a) CAMBODIA SHINAWATRA (Camshin)

Camshin was awarded a concession to operate a telephone business in Cambodia for a period of 35 years (which will end in 2028). The services provided by Camshin can be summarized as follows:

- Mobile Phone – including Digital Phone Service GSM 900 and GSM 1800 MHz. Camshin has expanded its network coverage rapidly and at present Camshin can service up to 550,000 numbers throughout Cambodia. Additionally, Camshin is able to expand its service with unlimited numbers during the whole concession period.
- Fixed line service – using CDMA 450 technology which allow for wireless signal transmission at the speed of up to 153.6 Kb. This service is provided to all 24 provinces throughout the country. Currently, Camshin can accommodate up to 30,000 users for this service.
- Internet service – under "Camshin.net".. Camshin provides both WiFi and ADSL.
- International Call Service using "Voice over Internet Protocal" (VOIP) – a low cost international call service for both mobile and fixed line clients. The call is made through the internet. The service was launched since October 2006.

(Unit : USD million)

Revenue Structure	2004		2005		2006		2007 (Jan - Mar)	
	Amount	%	Amount	%	Amount	%	Amount	%
Sales income and entrance fee	0.5	2.0%	1.1	3.7%	0.7	1.8%	0.3	3.4%
Service income								
- GSM 900 and 1800 MHz Mobile	16.2	70.8%	20.6	70.9%	27.6	74.7%	6.5	65.1%
- CDMA-450 MHz Mobile	0.0	0.1%	0.2	0.7%	0.2	0.6%	0.02	0.2%
- CDMA-450 MHz Fixed	0.7	3.2%	0.8	2.6%	0.9	2.4%	0.3	2.5%
- Internet	0.5	2.3%	0.5	1.8%	0.8	2.1%	0.3	3%
- Voice over internet protocol (VOIP)	-	-	-	-	0.2	0.6%	0.8	7.5%
- Inter Roaming Service (IR)	0.8	3.4%	0.7	2.4%	0.6	1.5%	0.2	1.8%
- Interconnection Charge (IC)	4.2	18.2%	5.2	18.0%	6.0	16.3%	1.6	16.4%
Total	22.8	100%	29.1	100%	37.0	100%	10.1	100%

Types of customer

Camshin's customers include general public, international corporations, private companies and state enterprises which mostly are retail customers.

Marketing

Camshin focuses on expanding its service area to cover every province in the country. Camshin also aims to provide quality service to its customers by adding more Customer Service and Call Centers in provinces giving it more flexibility to service the customers. This is done in response to the highly competitive telecommunication market. In addition, occasional promotion campaigns and marketing events are also organized to service customers in provinces in order to boost sales.

In 2006, Camshin aggressively put effort in marketing to capture the market in the provinces. Camshin renovated 4 service centers in provinces and in 2007 Camshin expects to add 3 more service centers in provinces with high potential growth.

Subscribers

No. of Subscribers	2004	2005	2006	2007 (Jan - Mar)
GSM 900 and 1800 MHz Mobile	175,000	235,100	272,800	312,000
CDMA-450 MHz Mobile	827	1,300	1,050	78*
CDMA-450 MHz Fixed	1,900	2,700	3,100	4,330

Source : Camshin

: *As of 31 March 2007, the number of CDMA-450 MHz mobile subscribers dropped to 78 only due to the Camshin's campaign encourage its subscribers to use CDMA-450 MHz fixed instead of mobile

Average revenue per user (ARPU)

ARPU Unit : USD per user	2004	2005	2006	2007 (Jan - Mar)
GSM 900 and 1800 MHz Mobile	8.4	8.4	8.6	6.6
CDMA-450 MHz Mobile	12.4	15.6	11.0	7.4
CDMA-450 MHz Fixed	43.9	24.8	24.4	20.3

Source : Camshin

Market Share

Cellular Phone Market Share (%)	2004	2005	2006	2007 (Jan - Mar)
- MobiTel	63%	61%	59%	61%
- Camshin	25%	26%	25%	25%
- TMIC	12%	13%	16%	14%
Total	100%	100%	100%	100%

Fixed Line Market Share (%)	2004	2005	2006	2007 (Jan - Mar)
- MPTC	69%	68%	63%	61%
- Camtel	26%	25%	27%	27%
- Camshin	5%	7%	10%	12%
Total	100%	100%	100%	100%

Source : Camshin

Industry overview

The telecommunication market in Cambodia is highly competitive. Currently, Cambodia has a population of 14 million with a low penetration rate of about 7.7%. With the fixed line system still very much not yet developed, most people rely on using mobile phones for communication. Mobile phone users represent 97% of total telephone users in the country. As of the end of 2006, there are about 1.1 million registered telephone users in Cambodia.

Cambodia is a developing country. The country has been experiencing high economic growth since 2004 resulting in high growth rate for telecommunication business especially during 2004 - 2006, where the telecommunication sector experienced a growth rate of 38%, 33% and 22% respectively.

There are about 7 operators in Cambodia who provide telephone service. The focus of the competition has been the attempt to expand the coverage area to service the majority of the people. Currently, Camshin ranks 2nd in terms of market share with 2 main competitors: CamGSM (Mobitel) ranks 1st in market share and TMIC (Telecom Malasia International Cambodia) ranks 3rd in market share. As of the end of 2006, Camshin operates 377 transmission stations with the plan of expanding more to increase the coverage area throughout the country in order to service more customers. Camshin plans to be able to service customers of up to 750,000 numbers by the end of 2007 through its expansion plan. In addition, Camshin has been award concession to provide 3G service in which the Company's have purchased and installed equipment and will be ready to start servicing in 2Q of 2007. In the near future, Camshin also has plan to provide high speed internet via IPSTAR after the satellite station is up and running within 2007.

Camshin's operational performance and financial status

(Unit : USD million)

Financial Summar	Audited			Management Report
	2004	2005	2006	2007 (Jan - Mar)
Current assets	5.23	6.24	6.69	5.62
Non-current assets	59.95	60.92	78.54	80.38
Total assets	65.18	67.16	85.23	86.00

Financial Summar	Audited			Management Report
	2004	2005	2006	2007 (Jan - Mar)
Current liabilities	22.64	18.64	30.56	28.79
Non-current liabilities	23.83	25.86	25.11	27.16
Total liabilities	46.47	44.50	55.67	55.95
Issued and paid-up share capital	17.00	19.20	19.20	19.20
Total shareholders' equity	18.71	22.66	29.56	30.05
Revenue from sales and service	22.08	29.05	37.00	10.06
Cost of sales and service	(15.83)	(20.95)	(23.66)	(7.13)
Gross profit	6.25	8.10	13.34	2.93
Selling and adiministration expenses	(3.23)	(3.57)	(5.34)	(1.71)
Operating profit	3.02	4.53	8.00	1.22
Other incomes	0.01	0.06	2.10	-
Earning before interest and tax	3.03	4.59	10.10	1.22
Interest expense	(1.08)	(1.63)	(1.58)	(0.45)
Income tax expense	(1.24)	(1.21)	(1.62)	(0.28)
Net income	0.71	1.75	6.90	0.49
No. of shares (million shares)	17.00	19.20	19.20	19.20
Earning per share (USD)	0.04	0.09	0.36	0.03
Book value per share (USD)	1.10	1.18	1.54	1.56
Current Ratio (times)	0.23	0.33	0.22	0.21
D/E Ratio (times)	2.48	1.96	1.88	1.86
Gross Profit Margin(%)	28%	28%	36%	29%
Net Profit Margin(%)	3%	6%	19%	5%
ROA (%)	1%	3%	8%	4%
ROE (%)	4%	8%	23%	8%

Remark : Audited by PricewaterhouseCoopers (Cambodia) Ltd.

Operational performance

- Camshin's revenues included service revenues for mobile phones, fixed line phones and internet service. Camshin also sells sim card and mobile phones. The majority of Camshin's revenues approximately 65 - 75% comes from service fee for its GSM mobile phone service (please see revenue structure table). During 2004 - 2006 and 1Q2007, Camshin posted consistent growth of 32%, 27% and 18% respectively. This has been the result of the marketing effort and promotion campaign Camshin consistently put out. The Average Revenue Per Unit (ARPU) increased slightly from USE 8.4 in 2005 to USE 8.6 in 2006 but declined to USE 6.6 in 1Q2007. In addition, Camshin introduced the VOIP service during 2006 which added to the revenue.

- Key components of cost of services for Camshin comprised of interconnection Charge, other operating expenses, depreciation & amortization of network equipment and revenue sharing according to the concession agreement. In 2006, cost of services accounted for 64% of total revenue for the year, declined from about 71% in 2005 and 2004. This is a result of the economy of scale where the number of subscriber increase and improved ARPU over the period made the averge cost per unit lowered.
- Selling and administrative expense (SG&A) comprised of advertising, promotions, salary and administrative expenses. In 2006, SG&A increased to about USD 5 million from USD 3 million in the previous year. The increase can mostly be attributed to the marketing expenses to increase the number of subscribers.
- Camshin's net profit in 2006 totaled USD 7 million representing a net margin of 19%, a big improvement over 2005 in which net margin was only 6%. This was due to the increase in the number of subscribers and its average ARPU. However, during 1Q2007 its net margin has severely dropped to 5% as a result of reducton in average ARPU while Camshin still continue to boost up the number of subscribers by various promotion campaigns.

Financial status

- As of 31 March 2007, Camshin had a total assets of USD 86 million which mainly comprised of telecommunication network equipment worth about USD 76 milllion. Camshin is expected to continue investing in its telecommunication network equipment.
- As of 31 March 2007, Camshin had a total liability of USD 56 million, most of which were long-term loans and accounts payable.
- Camshin's shareholders' equity as of 31 March 2007 totalled USD 30 million, comprised of paid-up capital of USD 19 million and retained earnings of USD 11 million.
- As of 31 December 2006, the Company bears the capital commitments in connection with the installation of a GSM1800 MHz and CDMA-450 MHz network and other related telecommunications equipment amounted to approximately USD 2 million. In addition to the capital commitments, the Company has also entered into various operating lease agreements for the lease of land to set up network station sites with the outstanding amount of approximately USD 6.6 million.

Summary of key terms and conditions of Camshin's Operating Agreements

i) Concession Agreement to Provide Telecommunication Service in Cambodia

Parties engaged in Agreement: Camshin and Cambodia Ministry of Posts and Telecommunications (CMPT)

Key terms and conditions are as follows:

(1) Right of Service

Camshin has the right to build, develop and expand network and to provide telephone service using wireless local loop system: WLL 450 MHz and WLL 1800 MHz and to provide mobile phone service (cellular phone) using Digital Phone Services (GSM) 900 and 1800 MHz in Cambodia.

(2) Duration and the Right of the Concession

Camshin has the right to operate for 35 years from the date of the agreement which will expire in 2028. The CMPT will provide the frequency and allow Camshin access to network of transmission link both local and international as well as connection to other operators' network and will allow Cam to set up transmission station with assistance in finding suitable location to set up transmission station and equipment.

(3) Assets and Equipment Delivery and Transfer

Camshin will deliver and transfer all of its assets to the CMPT at the end of the concession life.

(4) Agreement Renewal

If Camshin wishes to operate the business after the end of the concession life, Camshin must submit a new proposal to CMPT before the end of the concession life.

(5) Benefits Sharing of Concession

Camshin agree to share its revenues from operations before expenses to CMPT during its 35 years concession period with details of revenue sharing as follows:

Year	Percentage of Revenue Sharing (Operating Revenue before Expenses)
1997-2001	8
2002-2004*	11
2004-2006	7
2007 onward	10

*On 22 July 2006, an amendment to the Agreement was made which resulted in a change in revenue sharing percentage as shown in the above table

According to the Joint Venture Agreement, Camshin is able to expand its telecom service by providing unlimited phone number since it is not prohibited in the agreement.

ii) Consultancy Service Agreement

Parties engaged in Agreement: Sattel and Camshin

Key terms and conditions are as follows:

(1) Service

Since Camshin operates Telecommunication business in Cambodia, Camshin will appoint Sattel to provide personnel service by finding experienced staff in the business for Camshin in order to provide assistance on technical, finance and accounting, legal and other management functions to assist in expanding Camshin's business.

(2) Service Period

From 1 January 2007 to 31December 2007 for a period of 1 year where Sattel will find and arrange for experienced key management staff for Camshin but the service hours will not be more than 6,000 man-hours.

(3) Fee

Cam will pay a service fee to Sattel for an amount of USD 1 million

Remarks: This contract will be transferred to Shen after the Transaction in accordance with the terms and conditions of the Share Purchase Agreement. Sattel, Shen and Camshin are expected to renegotiate a new service agreement and to determine the service fee once again after completion of the Transaction.

iii) Consulting Agreement

Parties engaged in Agreement : Sattel and Camshin

Key terms and conditions are as follows:

(1) Service

Sattel will provide human resources and other relevant resources necessary to support the telecommunication business of Cam in Cambodia.

(2) Service Period

From 1 January 2007 to 31 December 2007 for a period of 1 year.

(3) Renewal

Should Camshin wish to extend this Agreement, Camshin and Sattel must agree renewal terms at least 60 days prior to the end of the contract.

(4) Service Fee

Camshin agrees to pay service fee to Sattel for an amount of Bt 1.3 million per month for the personnel service. In addition, if Camshin wishes to seek other services such as tax or accounting, Camshin must pay an additional Bt 200,000 per month (exclusive of staff out-of-pocket expenses)

Remarks: This contract will be transferred to Shen after the Transaction in accordance with the Share Purchase Agreement. Sattel would be required to transfer all of its staff to be employees of Shen after completion of the Transaction.

(b) LOA TELECOMMUNICATION (LTC)

Lao Telecommunication ("LTC") is a joint venture between the Government of People's Democratic Republic of Lao ("Lao") and Shen. LTC was granted a concession to operate a telecommunication business in Lao for a total of 25 years in which the concession will expire in 2021. Shen holds a 49% stake in LTC with Lao's government holding the remaining 51% of total paid up capital. LTC's business can be summarized as follows:

a. Mobile phone using Digital Phone Service (GSM 900 / 1800)
b. Public Switched Telephone Network (PSTN)
c. Wireless phone using CDMA-450 technology
d. Public phone
e. Internet service provider (broadband internet, dial-up, ADSL and prepaid internet and leased line service)
f. International roaming service (IR)
g. Other mobile phones' value-added service.

(Unit : USD million)

Revenue Structure	2004		2005		2006		2007 (Jan - Mar)	
	Amount	%	Amount	%	Amount	%	Amount	%
Sales income and entrance fee	1.3	3.5%	1.6	3.5%	1.8	2.9%	0.4	2.4%
Service income								
- GSM 900 and 1800 MHz Mobile	15.7	41.3%	25.9	55.3%	39.1	62.5%	12.0	65.6%
- CDMA-450 MHz Fixed	0.03	0.1%	0.5	1%	0.7	1.2%	0.2	1.2%
- PSTN	9.8	25.7%	7.2	15.3%	6.0	9.7%	1.5	8.3%
- Internet	1.0	2.7%	0.9	2.0%	0.9	1.5%	0.2	1.1%
- International Roaming Service and International Switching Centre (ISC)	10.0	26.3%	10.6	22.6%	13.77	21.9%	3.9	21.3%
- Value added service	0.01	0.4%	0.1	0.3%	0.2	0.3%	0.1	0.1%
Total	37.9	100%	46.8	100%	62.4	100%	18.3	100%

Types of customer

LTC's customers comprised of general public, international corporations, private companies and state enterprise and other state owned organizations, with most customers classified as retail customers. LTC has consistently focused on customer relationship management to build good relationship with its customers.

Marketing

LTC has prepared itself for competition by have been investing in expanding its covereage area and focused of customer satisfaction utilizing both CRM and PRM. LTC also established customer service and call center to provide services to its customers and distributors who are customers of LTC along with consistently launching promotions and marketing campaign for its services.

Subscriber

Subscriber (Unit : No. of Subscriber)	2004	2005	2006	2007 (Jan - Mar)
GSM 900 and 1800 MHz Mobile	223,430	395,690	554,190	608,990
CDMA-450 MHz Fixed	3,320	11,580	18,450	20,450
PSTN	70,620	64,500	60,190	60,500

Source : LTC

Average revenue per user : ARPU

ARPU Unit : USD per user	2004	2005	2006	2007 (Jan - Mar)
GSM 900 and 1800 MHz Mobile	8.0	7.4	7.8	8.5
CDMA-450 MHz Fixed	6.4	6.4	5.8	5.6
PSTN	14.2	11.8	9.4	9.7

Source : LTC

Market Share

Cellular Phone Market Share (%)	2004	2005	2006	2007 (Jan - Mar)
- LTC	68%	67%	67%	69%
- ETL	19%	19%	20%	19%
- Milicom	11%	11%	8%	8%
- LAT	2%	3%	5%	4%
Total	100%	100%	100%	100%

Fixed Line Market Share (%)	2004	2005	2006	2007 (Jan - Mar)
- LTC	86%	85%	84%	84%
- ETL	12%	13%	14%	14%
- LAT	2%	2%	2%	2%
Total	100%	100%	100%	100%

Source : LTC

Industry overview

Currently, Lao has a population of 6 million with a penetration rate of about 14%. As of the end of 2006, there are about 0.8 million registered telephone users in Cambodia.

The exclusive right to operate telecommunication business without any competitors ended for LTC in 2001. Currently, there are 3 operators of telecommunication service providers in Lao including LTC, ETC and LAT and there are 4 mobile phone operators including LTC, Enterprise of Telecommunications Lao (ETL), Lao Asia Telecom Co, Ltd., and Millicom Lao Co., Ltd. LTC still maintains its market leading position with ETL ranking 2nd and Millicom ranks 3rd. Both ETL and LAT are owned by the Government of Lao where Millicom is privately run.

During the past 2 years, Lao has significantly improved its telecommunication infrastructure, new and improved technologies have been implemented and adopted for use. LTC itself has adopted IPSTAR Trunking technology for use with its GSM 900 in remote and difficult-to-reach area of the country. In the near future, LTC will begin 3G mobile phone service technology beginning this year. Currently, Lao has a total of 0.92 million subscribers with year 2006 alone saw a high growth of 35% in terms of number of subscribers. The mobile phone business in Lao has grown significantly in the past and a number of mobile phone manufacturers have introduced new models which contributed to the overall growth of mobile phone business. Currently, pre-paid customers represent 99% of total mobile phone users.

Operational performance and financial status : LTC

(Unit : USD million)

Financial Summary	Audited			Management Report
	2004	2005	2006	2007 (Jan - Mar)
Current assets	15.40	14.02	10.55	12.32
Non-current assets	75.69	104.54	115.91	115.21
Total assets	91.09	118.56	126.45	127.53
Current liabilities	23.91	41.01	31.86	22.91
Non-current liabilities	3.11	2.71	2.61	6.23
Total liabilities	27.02	43.72	34.47	29.13
Issued and paid-up share capital	11.98	11.98	11.98	11.98
Total shareholders' equity	64.07	74.84	91.98	98.40
Revenue from sales and service	37.95	46.87	62.36	18.34
Cost of sales and service	(7.91)	(13.94)	(20.69)	(6.91)
Gross profit	30.04	32.94	41.67	11.43
Selling and adiministration expenses	(12.23)	(11.45)	(13.96)	(2.98)
Operating profit	17.82	21.48	27.70	8.45
Other incomes	0.08	0.09	0.01	0.24

Financial Summary	Audited			Management Report
	2004	2005	2006	2007 (Jan - Mar)
Other expenses	-	-	(0.01)	(0.05)
Earning before interest and tax	17.90	21.57	27.70	8.65
Interest expense	(0.03)	(0.05)	(0.03)	(0.01)
Income tax expense	(4.70)	(4.59)	(6.58)	(1.92)
Net income before extraordinary items	13.17	16.94	21.09	6.72
Gain (Loss) on foreign exchange	(0.04)	(0.94)	2.29	0.08
Net income	13.13	16.00	23.38	6.80
No. of shares (million shares)	96.84	96.84	96.84	96.84
Earning per share (USD)	0.14	0.17	0.24	0.07
Book value per share (USD)	0.66	0.77	0.95	1.02
Current Ratio (times)	0.64	0.34	0.33	0.54
D/E Ratio (times)	0.42	0.58	0.37	0.30
Gross Profit Margin(%)	79%	70%	67%	62%
Net Profit Margin(%)	35%	34%	37%	37%
ROA (%)	14%	13%	18%	5%
ROE (%)	20%	21%	25%	7%

Remark : Audited by PricewaterhouseCoopers (Lao) Ltd.

For ease of understanding, the IFA has converted the currency of LTC from Lao KIP to USD at the exchange rate of 10,000 KIP / USD

Operational performance

- LTC's revenue comprised mostly of from mobile phone service, fixed line telephone, internet service, with sim card and mobile phone sales. LTC main revenue comes from GSM mobile phone service, representing about 65% of total sales. In 2006, LTC recorded USD 62 million of revenue. LTC's sales have significantly increased over the past 3 years posting sales growth of 24, 33 and 20% respectively from 2004 to 2006. Comparing 1Q2007 with the same period last year, LTC enjoy a steady increase in revenues due to the growth in number of both pre-paid and post-paid customers.
- LTC's cost of services comprised mostly of depreciation of network equipment and operating expenses. During 2004 - 1Q2007, LTC's cost of services represented 30, 33 and 38% of total sales. The increase in cost of services was mainly contributed to the increase of depreciation expense as a result of more investment in network equipment.
- Selling and administrative expense (SG&A) comprised of advertising, promotions, salary and administrative expenses. During 2004 - 2006, SG&A increased from about USD 11 million to USD 14 million due to the increasing marketing expenses to boost up the number of subscribers while the allowance for doubtful receivable was on rising as well.

- Net profit margin in 2006 and 1Q2007 was about 37% which gradually increased from 2005 in which net margin was 34%. This was due to the increase in the number of subscribers and its average ARPU.
- During 2004 - 2006, LTC paid dividend amounting USD 3.4, 4.2 and 8.1 million respectively. The dividend payment was calculated based on 49% of Shen's ownership in LTC.

Financial status

- As of 31 March 2007, LTC had a total asset of USD 128 million which mainly comprised of telecommunication network equipment worth about USD 105 milllion and LTC is expected to continue in investing in its telecommunication network equipment.
- As of 31 March 2007, LTC had a total liability of USD 29 million and will gradually decline as a result of repayment of its account payable.
- LTC's shareholders' equity as of 31 March 2007 totalled USD 98 million, comprised of paid-up capital of USD 12 million and retained earnings of USD 86 million. LTC paid dividend to Shen and the Government of Lao during 2004 - 2006.
- LTC has no any commitment according to the notes of LTC's 2006 financial statement.

Summary of key terms and conditions of LTC's Operating Agreements

Joint Venture Agreement to operate Telecommunication business in Lao

Parties engaged in Agreement: LTC and Government of Lao

Key terms and conditions are as follows:

(1) Right of Service

LTC is responsible to develop and operate a telecommunication network in Lao to support the need for telecommunication infrastructure of both the Lao government and general public in relation to the national economic and social development plan for the country.

(2) Service Period and Exclusivity

LTC has the right to operate the business for 25 years from the date of the agreement which will expire in 2021. LTC received a 5 years exclusivity period where the government of Lao will be responsible to provide frequency and allow for transmission link and access to the existing telecommunication network both locally and international. Lao government is also responsible to assist in finding a suitable location to set up transmission station and equipment.

(3) Share transfer and Asset Delivery

At the expiration of the agreement in 25 years (in 2021), Shen must transfer all of LTC shares in its possession to the Government of Lao at no cost. According to the Joint Venture

Agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As of 31 December 2006, LTC has outstanding additional investment in the projects approximately USD 195 million.

(4) Agreement Renewal

Should LTC wish to renew the agreement, LTC must submit a new proposal to the Lao government before the end of the agreement.

According to the Joint Venture Agreement, LTC is able to expand its telecom service by providing unlimited phone number since it is not prohibited in the agreement.

2. The appropriateness of the transaction

2.1. Objective

The objective of the transaction to sell 49% shares of the paid up capital of Shen (of which the Company will be left with 51% shareholding in Shen) is to strengthen the Company's capital structure by using part of the proceeds to repay some of the Company's debt. In addition, the Company would like to increase its competitiveness in terms of technical know how and management of the mobile business by having a strategic partner who is one of the leading telecommunication operations in South East Asia region.

Current status of Sattel

Sattel's operations including its financial status and performance can be summarized as follows:

Satellite Business

During the past 2 years, Sattel successfully launched 2 satellites into the orbits as follows:

Aug 2005 The Company launched Thaicom 4 (IPSTAR) into the orbit. IPSTAR is the world's biggest broadband satellite in operation and is the first broadband satellite in the Asia Pacific region. However, the launch was about 2 years behind original schedule. This has made the utilization of IPSTAR still lacking major clients such as China and India, which resulted in revenues from IPSTAR are still below expectation.

2006 The Company launched Thaicom 5 into the orbit. Thaicom 5 has a footprint that covers 4 continents. Thaicom 5 is designed to provide broadcasting television signals especially direct to home satellite broadcasting service. Furthermore, Thaicom 5 can provide transmission service of high density television (HDTV) and other telecommunication services. Thaicom 5 was launched to substitute for Thaicom 3 which Sattel has decommissioned it into the outer space because of its insufficient electrical power to continue operations.

Sattel's financial status

The launching of IPSTAR and Thaicom 5 into the orbit during the past 2 years required to Company to incur substantial debts. According to the company's 1Q2007 results, Sattel had a total assets of Bt 32,594 million, total liabilities of Bt 18,938 million and total equity of Bt 13,656 million. The liabilities comprised of short-term loan for the amount of Bt 381 million, current portion of long-term debt Bt 4,017 million and long-term loan of Bt 11,461 million with the Company's debt to equity ratio of 1.39 times.

(Unit : Bt. million)

	2004	2005	2006	2007 (Jan - Mar)
Balance Sheet				
Total assets	27,721	33,983	32,834	32,595
Loans from financial institutions	15,756	17,235	16,289	15,861
Other liabilities	2706	2,942	2,967	3,077
Total liabilities	18,462	20,177	19,256	18,938
Issued and paid-up capital	4,384	5,454	5,455	5,455
Total shareholders' equity	9,259	13,805	13,578	13,656
Profit and Loss Statement				
Revenue from sales and services	5,120	5,589	6,846	1,618
Cost of sales and services	2,788	3,480	5,451	1,252
Gross profit	2,332	2,109	1,395	366
Net income	789	1,337	(46)	135
Cash Flow Statement				
Cash flows from operating	2,560	1,847	2,794	750
Cash flows from investing	(3,567)	(6,512)	(3,866)	(388)
Cash flows before financing	(1,007)	(4,665)	(1,072)	362
Cash flows from financing	2,642	4,348	759	32
Net increase (decrease) in cash and cash equivalents	1,635	(317)	(314)	394
Cash and cash equivalent, beginning	820	993	677	363
Effect of exchange rate changes	8	1	(1)	2
Cash recognized on change of status from associate to joint venture	(1,470)	-	-	-
Cash and cash equivalent, ending	**993**	**677**	**363**	**759**

Due to the fact that IPSTAR was launched behind its original schedule and still lacks major customers, this has impacted of the Company's total revenues which has been below expectation. The Company were not able to repay its loan principal to its creditors and has asked its lenders to delay its principal repayment since 15 November 2006 and it has been 7 months up to now that the

Company has delayed it principal repayment. The current overdue amount is approximately Bt 1,533 million (which became due during 15 November 2006 to 15 May 2007) and the Company is in discussion with its lenders of finding ways to resolve this problem. Sattel's long-term loan of Bt 15,478 million, most of which were foreign currency denominated made it difficult for the Company to find refinancing.

In analyzing the Company's cash flow, it can be concluded that if Sattel continues to perform like it's performance in 1Q2007, within the next 12 months, Sattel will have Cash Flow before Financing for an amount of Bt 1,448 million, which is insufficient to repay the company's current portion of long-term debt which totaled Bt 4,017 million. It can be foreseen that the Company will have a problem in meeting its debt repayment. Nonetheless, Sattel's future debt repayment ability depends on its future performance which could be differ from our estimate.

2.2. Benefits and Risks of doing or not doing the transaction

In comparing the benefits and risks of doing or not doing the transaction, the IFA has considered the financial status of the Company and impacts the transaction will have on the Company in the future.

Benefits of the transaction

1) Sattel will be able to raise cash to repay its overdue debt and will have enough cash left to repay part of the undue amount and reserve some for working capital. It can be estimated that this transaction will resulted in a net cash increase for the Company for an amount of Bt 5,315 million*.
2) The Transaction will improve Sattel's financial status. It was estimated by the IFA that if all the cash from the transaction was used to repay the Company's debt, Sattel's D/E will reduce from 1.39 times to 1.00 times. In addition, the debt reduction will also reduce the company's interest by about Bt 303 million per year (calculating from 2006's average interest rate at 5.7% for the amount of Bt 5,315 million).
3) AMH, who will hold a 49% stake in Shen, will be a strategic investor. AMH currently holds majority stake in Starhub (a listed telecommunication operator in Singapore) and Indosat (a listed telecommunication operator in Indonesia) and is expected to help the Company in providing technical know-how of the business and operations to Camshin and LTC to enhance their competitiveness which should benefit Camshin and LTC in the long run.

* Remarks: Total cash expected to received from this transaction was calculated form sales of investment for the amount of Bt 6,924 million subtracted by the cost of Bt 132 million and minus estimated tax of Bt 1,608 million (Sattel has retained loss which can be credited to its income tax for an amount of Bt 1,430 million) (Please note that the calculated tax was just an estimate, the actual tax Sattel will pay will depend on its financial performance of the year 2007 and the actual amount of tax to be paid.

Risks

1) After the Transaction, Sattel will reduce its holding to 51% of Shen's paid up capital from currently 100%. This will reduce Sattel's realization of benefits in Shen in relation to its

reduced shareholding. The benefits in which Sattel will give up can be summarized as follows:

- Decrease in realization of revenues and profit. The IFA assumed that if the transaction were completed 3 years ago, what the impact of the realization of revenues would be and found that Sattel's revenues would decline by 15% - 18%. Nonetheless, actual impact would be dependent on the Company's accounting policy as well as the future performance of Camshin and LTC. The figures shown in the table were just an estimate to show the impact in accordance with the reduction in the shareholding percentage.
- Decline in gross margin - During the past 3 years, the telephone business of Camshin and LTC provided strong profitability in comparison with other businesses of Sattel. Therefore, reducing shareholding in Shen would impact the company's profitability. The IFA estimated that the Company's gross margin would decline by 21 - 67% had the transaction were completed 3 years ago. Again, the estimate was done just to show the magnitude of the impact and cannot be used to determine future performance of the Company.

(Unit : Bt. Million)

Revenue Structure	Current			Restated *		
	2004	2005	2006	2004	2005	2006
Satellite	3,015	3,523	4,360	3,015	3,523	4,360
Telephone	**1,559**	**2,001**	**2,406**	**795**	**1,020**	**1,227**
Internet	409	65	80	409	65	80
Telephone directory	47	-	-	47	-	-
Total	5,030	5,589	6,846	4,266	4,608	5,667
Change in Percentage (%)				(15%)	(18%)	(17%)

* Reconstructed table to show impact of transaction on past financials.

(Unit : Bt. Million)

Gross margin of each business	Current			Restated *		
	2004	2004	2004	2004	2005	2006
Satellite	922	720	(348)	922	720	(348)
Telephone	**822**	**989**	**1,273**	**419**	**504**	**649**
Internet	134	(20)	-	134	(20)	-
Telephone directory	24	-	-	24	-	-
Total	1,902	1,689	925	1,499	1,204	301
Change in Percentage (%)				(21%)	(29%)	(67%)

* Reconstructed table to show impact of transaction on past financials.

- Lowered Dividend received from shareholding reduction – estimating from the past 3 years, Shen paid out dividend to Sattel twice in 2006 and 2007. If Sattel were to hold Shen only 51%, dividend received would decline by Bt 35 million in 2006 and Bt 68 million in 2007 respectively.
- Reinvestment Opportunity Loss – After the transaction, if the Company did not use the proceeds to invest in business with higher expected return, the Company would loose out on the reinvestment opportunity. The Company must consider how to best use the proceeds to maximize the benefit to the Company.

  In any case, the Company choose to receive less benefits in the future in an exchange for a lump sum amount in which Sattel is in need to raise some cash to repay its debt obligations today.

2) Sattel will have less management control in Shen in relation to its lower shareholding structure. According to the Share Purchase Agreement and Shareholders' Agreement, it was agreed that there will be 7 directors in Shen, 4 of which will be nominated by Sattel and the other 3 will be nominated by AMH. Nonetheless, even though this transaction resulted in Sattel giving up part of its shareholding in Shen, Sattel still controls 51% of Shen and can have control over the operations in accordance with the majority vote of the shareholders.

Other impacts from doing the transaction

According to the Shareholders' agreement and the Share Purchase Agreement, Sattel must transfer the rights of the following yearly service contracts between Sattel and Camshin to Shen: Consultancy Service Agreement and Consulting Agreement. The transferring of the rights to the contract would cause Sattel to give up some revenues and the impacts are as follows:

- As for the Consultancy Service Agreement, currently Sattel charges USD 1 million per year to Camshin in an exchange for providing accounting, legal and management service to Camshin. In any case, since both Shen and Camshin does not have its own personnel to do these required functions, in the future the Sattel, Shen and Camshin are expected to renegotiate a new service agreement and to determine the service fee once again. Therefore, it depends on the new service agreement to determine what the financial impact on Sattel would be. Nonetheless, considering the impact on Sattel in 2007, there expects that Sattel will lose USD 400,000 assuming the transaction will take place during 3Q2007.
- Sattel currently charges Camshin Bt 1.5 million / month on its Consulting Agreement with Camshin. According to the Share Purchase Agreement and Shareholders' Agreement, this agreement will effectively be terminated and Sattel would be required to transfer 37 of its staff to be employees of Shen. Therefore, the impact on Sattel would be a reduction in revenue of Bt 18 million per year and reduction in expense of Bt 27 million per year, giving a net benefit of Bt 9 million to Sattel. Nonetheless, after the transaction, Sattel still holds 51% shares in Shin, a parent company to Camshin, therefore the impact will be realized proportionately.

Other options if the Company does not do the transaction

1) Sattel is a listed company and could raise fund through the stock exchange. Assuming the Company needed to raise Bt 4,017 million to repay its current portion of long-term debt and using the market price as of 30 May 2007 at Bt 8.85 per share, and current capital comprised of 1,091 million shares, the Company must issue 454 million new shares which would cause a dilution effect of 41%. In addition, the current market sentiment may not be appropriate for the Company to do a capital increase and the Company just went through a public offering (PO) in 2005. Therefore, increasing capital may not be appropriate for the time being.
2) Sattel could consider seeking another partner instead of AMH but will need to consider the benefits the Company will receive from such a partner. The Company could also consider getting assistance from other telecommunication operators within the Temasek group on technical knowledge, network equipment procurement or other operational management. The Company must also consider the appropriateness of terms and conditions of the joint venture as well.

2.3. Benefits and Risk of doing the transaction with related party or an outsider

Benefits of doing the transaction with related party

Temasek group is considered the ultimate shareholder of both Sattel and AMH but does not have an absolute control in Sattel as discussed in the earlier part of this report. However, AMH with its affiliated companies, Starhub and Indosat, both well known telecommunication operators could assist in technological and operational aspects for both Camshin and LTC.

Risk of doing the transaction with related party

After the transaction, Temasek group will be the ultimate shareholder of Shen by indirectly holding shares through both Sattel and AMH. This shareholding structure can be considered as having a conflict of interest. However, Sattel, as a listed company has the responsibility to comply with the SEC/SET regulations if the Company is to enter into any connected transaction. Therefore, the transaction could impact Sattel in the following ways:

- Maintaining a listed status – in order for a listed company to maintain a listed status, the company must have a shareholding structure which has no conflict of interest. However, after this transaction, Sattel may need to find additional measures and clarify and explain to its shareholders, SEC and SET that its shareholding structure does not allow the transfer of benefits at the cost of the minority shareholders. The SET/SEC will then consider whether the measure proposed by the company was appropriate or not.
- Issuance of new shares through public offering – if a listed company wishes to offer new shares to the public through Public Offerings (PO), the criteria requires that the company

must have the shareholding structure with no conflict of interest. After this transaction, if in the future Sattel wishes to do a new public offerings (PO) that requires approval by the SEC and/or SET, Sattel must prove to the SEC/SET that its shareholding structure does not allow for benefits transfer at the cost of minority shareholders and the Company has in place measure to deal with this conflict of interest issue. However, if Sattel wants to do a right offering or private placement, the Company may not need to seek approval from the SET/SEC.

Sattel, as a listed company, has an audit committee to review and oversee that the connected transaction is carried out with appropriateness and transparency. The minority shareholders are protected from the risk of benefit transfer through connected transaction in accordance with the Notification of the Board of Directors of the Stock Exchange of Thailand regarding Disclosure of Information and other Acts of Listed Companies concerning the Connected Transactions B.E. 2003 dated 19 November 2003. The regulation requires that the company do the followings; information disclosure, board of directors approval and shareholders' approval, where both board of director's and shareholders' approvals will not allow parties related to the transaction to vote. In addition, Sattel's Board of Directors consists of 9 directors, 4 of which are independent directors (only 3 at present because one independent director resigned and the Company is in the process of nominating a new one), 1 is a representative from the Ministry of ICT making the number of independent directors 5 out of the total of 9 directors, which constitute a majority. This will allow for proper maintenance of transparency and good corporate governance for the Company.

Doing the transaction with an outsider

In order for the company to select and outsider (not a related entity) as a strategic investor, Sattel must consider whether the potential investor share the same business goals or have the same vision and strategy with Sattel or not. Consideration on whether the potential partner can provide technical assistance as the Company requires must also be considered.

3. The Fairness of Price and conditions of the Transaction

3.1 Comparison of Offering price with estimated value calculated using various valuation approaches

3.1.1 Discounted Cash Flow : DCF

Shen is an investment holding company currently holding 100% shares in Camship and 49% in LTC. In order to assess the value of Shen, the IFA separately value Camshin and LTC afterwhich the resulted valuation of Camshin (100%) and LTC (49%) will substitute the booked value of Shen's investment in these 2 companies. The IFA then adjusted the final value of Shen by adding the balance sheet adjustment item (Total assets less booked investment and total liabilities) to arrive at the final value of Shen.

The IFA prepared financial projections for both Camshin and LTC. The assumptions were derived from interviewing the management, assessing past financial statements, company's budget plan and from industry information and comparisons from public sources. The IFA then assess the

value of Camshin and LTC using discounted cash flow approach by considering free cash flow to firm based on the assumption that Camshin will continue its business until the end of the concession period in 2028 and for LTC to operates until the end of its concession life in 2021.

Camshin

Key assumptions used in the 22-year financial projection (2007 - 2028)

- Population growth of 2.5% per annum
- The telephone business in Cambodia will have a per-annum growth rate in the number of subscribers of 40% in year 2007, 30% during 2008 - 2009, 20% during 2010 - 2013, 15% in 2014, 10% during 2015 - 2023 and 6% thereafter until 2028. This assumption will put the penetration rate of Cambodia at 11% in 2007, 20% in 2010, 40% in 2015, 60% in 2021 and 82% in 2028. (Penetration rate of Cambodia was 8% in 2006) Rationale: in assessing the growth of penetration rate in Cambodia, the IFA studied Asian countries with higher penetration rate and assess the past growth rate of penetration in these countries and use it as a basis in determining the growth rate of Cambodia.
- Camshin to maintain its market share at 25% until the last 5 years of operation (2024 - 2028), where we assumed no growth in new subscribers. Therefore, during the last 5 years of consession period its market share will gradually decrease to 18.4%. (Camshin has 24.7% of market share in 2006.)
- The numbers of subscribers for CDMA phone systems will incrase by 4,900 subscribers in 2007 and to incrase by 2,500 new subscribers each year from 2008 - 2023, and no new subscribers during 2024 - 2028. (In 1Q07, there are 1,230 new subscribers for CDMA phone systems.)
- The number of subscribers for GSM Prepaid system will grow in accordance with the overall market growth, and during year 2024 - 2028, number of subscribers is assumed to be the same as year 2023.

Number of Subscribers according to the above assumptions

Subscriber Unit : No. of subscriber	2006	2007	2017	2028
GSM Post paid	473	473	473	473
GSM Prepaid	272,274	381,184	1,718,085	3,043,693
CDMA-450 MHz Fixed	3,162	8,062	33,062	48,062
CDMA-450 MHz Mobile	1,050	0	0	0

Average revenue per user : ARPU

ARPU Unit : USD per user	2006	2007	2017	2028
GSM Post paid	35.4	34.3	25.5	19.8
GSM Prepaid	8.5	8.7	8.9	7.8
CDMA-450MHz Fixed	24.4	17.0	12.3	9.4
CDMA-450 MHz Mobile	11.0	6.0	0	0

- Other revenues which are revenue from sale of phone, internet, VOIP and interconnection charge assumed to be 19% of total revenues in 2007 and gradually decrease to 15% in 2010 and afterwards. (In 2006, these other revenues was 22% of total revenues).
- Revenue sharing assumed to be in accordance Camshin's concession agreement which is 10% of telephone revenues and 2% of revenues from Internet and VOIP. Revenue sharing from 3G businesses will be 4% during the year 2007 - 2011, 7% during 2012 - 2016 and 10% from the year 2017 onwards.
- Satellite transponder rental costs USD 360,000 per annum. (In 2006, Satellite transponder rental costs was 914,583 USD).
- Cost of mobile phones assumed to be 70% and 85% of their selling prices for CDMA mobile phones and GSM mobile phones respectively. (Management view).
- Other operating expenses, including interconnection charge, VOIP and other operating costs, assumed to be 38% of total revenues and gradually declined to 27% in 2028 (In 2006, other operating expenses were 38% of total revenues).
- Marketing expense assumed to be 4.5% of total revenues (the average percentage of total revenues in the last 3 years).
- Selling and administrative expense assumed to be 3.7% of total revenues (the average percentage of total revenues in the last 3 years).
- Salary expenses to grow by 20% in 2007 and slow down to 10% per annum from the year 2011 onwards.
- Bad debt expenses assumed to be 2.5% and 5.5% of revenues for CDMA and GSM systems respectively.
- Interest expense assumed at a current level of 7% onwards.
- Capital expenditure assumed at USD 66 per each additional GSM subscriber, USD 56 per each 3G subscriber and USD 111,606 per each new transmission station built. (Management View)

LTC

Key assumptions used in the financial projection (2007 - 2021)

- Population growth of 2.5% per annum.

- The telephone business in Lao will have a per-annum growth rate in the number of subscribers of 30% in year 2007 - 2008, 20% during 2009 – 2010, 15% during 2011 – 2012, and 10% in 2013 to 2021. These assumptions will put the penetration rate of Lao at 18% in 2007, 40% in 2012, 60% in 2018 and 75% in 2021. (Penetration rate of Lao was 14% in 2006) Rationale: same rationale as Cambodia.
- LTC to maintain its market share at 70% until the last 5 years of operation (2017 – 2021), where we assumed no growth in new subscribers. Therefore, during the last 5 years of consession period its market share will gradually decrease to 42%. (LTC has 69% of market share in 2006).
- The number of PSTN subscriber decline by 1,500 each year (management view).
- The numbers of subscribers for CDMA mobile phone systems to incrase by 60% and 70% in 2007 and 2008 respectively after which the number of subscriber remained constant at 50,000 subscribers. (management view).
- Number of subscribers of GSM post paid to reduce by 10% per annum from the year 2007 – 2010 and then to reduce by 5% from 2011 – 2021 (management view).
- Number of subscribers for GSM pre paid to increase in accordance with the total overall market to maintain constant market share. No subscriber growth assumed during the last 5 years from 2017 - 2021.

Number of Subscribers according to the above assumptions

Subscriber Unit : No. of subscriber	2006	2007	2017	2021
GSM Post paid	8,125	7,313	3,723	3,032
GSM Prepaid	546,067	737,190	2,853,019	2,853,019
CDMA-450MHz Fixed	18,450	29,480	50,000	50,000
PSTN	60,190	58,682	43,682	37,682

Average revenue per user : ARPU

ARPU Unit : USD per user	2006	2007	2017	2021
GSM Post paid	30.9	28.4	27.5	27.2
GSM Prepaid	7.1	6.9	6.6	6.5
CDMA-450MHz Fixed	5.8	5.6	5.5	5.5
PSTN	9.4	9.6	9.3	9.2

- Other revenues, including ISP, VOIP and Telex, assumed to grow 5% per annum, and revenue from internet to increase 80% in 2007 and 15% in the year 2008 onwards.

- Satellite transponder rental costs USD 1.8 million in 2007 and increase in accordance with the increase in the number of subscribers. (In 2006, satellite transponder rental cost was USD 1.6 million).
- Cost of mobile phones assumed to be be 91% and 83% of their selling prices for CDMA mobile phones and PSTN mobile phones respectively, and SIM card cost of USD 1 – 1.3 each for GSM mobile phones.
- Other operating costs assumed to be 13% of total revenues (In 2006, Other operating costs were 13.9% of total revenues).
- Marketing expense assumed to be 3% of total revenues (In 2006, marketing expense was 1.6% of total revenues).
- Selling and administrative expense assumed to be 5.3% of total revenues, and personnel expense to increase10% in 2007, 20% in 2008 and 15% from 2009 onwards.
- Bad debt expenses assumed to be 3% of total revenues from PSTN and GSM post paid. (In 2006, bad debt expense was 3.8% of total revenues from PSTN and GSM post paid.)
- Interest expense assumed at a current level of 1% onwards (Soft loan from the Government of Lao to assist in development of telecommunication infrastructure).
- Capital expenditure assumed at USD 120 per each additional GSM subscriber (management view).

In performing the valuation, the IFA applied a discount rate of 13.51% for Camshin and 23.65% for LTC using the following calculation:

$$WACC = Wd * Kd * (1 - \text{Tax Rate}) + Xe * Ke$$

Whereby Wd	=	Proportion of current debt to total capital structure (57.5% for Camshin and 2.4% for LTC)
We	=	Proportion of current equity to total capital structure (42.5% for Camshin and 97.6% for LTC)
Kd	=	Cost of debt (Camshin = 7% LTC = 1%)
Ke	=	Cost of equity
Tax rate	=	Tax rate of 20%

Ke	=	$Rf + \beta * (Rm - Rf)$
Rf*	=	risk free rate = 5.02%
Rm*	=	market return = 22.15%
β**	=	the change in share price in relation to the change in stock market index = 1.12

*Risk free rate and market return were calculated by taking the average of the risk free rates and market returns of Thailand and Philipines, in which mobile phone operators who are operating in

the Asia emerging market are listed in. IFA do not include risk free rate and market return of Singapore and Hong Kong since they are well developed countries and do not represent a good comparable economy with Cambodia and Lao. Meanwhile, IFA also does not include risk free rate and market return of Indonesia because the average annual market return of 39.5% for the past 5 years and the risk free rate look abnormally high. These figures were obtained from Bloomberg as at 21 May 2007.

**The volatility of share price to the change in stock market (β) was calculated by taking the average betas of mobile phone operators who are operating in Asia emerging market which are listed in the Stock exchange in Thailand, Philipines. The data was gathered from Bloomberg on 21May 2007.

From the WACC calculation, Camshin and LTC has a discount rate of 13.51% and 23.65% respectively.

Company Name	Operating Country	Listed Country	Beta	Rm	RF
1. Advanced Info Service Plc. (ADVANC)	Thai	Thai	1.08	21.55	3.52
2. True Corporation Plc. (TRUE)	Thai	Thai	1.48		
3. Total Access Communication , Singapore (TAC)	Thai	Singapore	0.56*	17.43*	2.54*
4. Digital Telecommunications Phils Inc (DGTL)	Philipines	Philipines	0.97	22.74	6.51
5. Globe Telecom Inc. (GLO)	Philipines	Philipines	0.97		
6. Philippine Long Distance Telephone (TEL)	Philipines	Philipines	1.11		
7. Bharti Airtel Limited (BHARTI)	India	India	0.93*	N.A.	N.A.
8. Reliance Communications Limited (RCOM)	India	India	N.A.		
9. China Mobile Limited (CMHK)	China	Hong Kong	1.52*	15.61*	4.26*
10. China Unicom Limited (CHU)	China	Hong Kong	1.36*		
11. Indosat TBK PT (ISAT)	Indonesia	Indonesia	1.03*	39.50*	8.99*
Adjusted aveage*			1.12	22.15	5.02

Source: Bloomberg

*Since Singapore and Hong Kong are far more developed in comparison with Lao and Cambodia, they do not represent a good comparable enonomy. In addition, the risk free rate and market return of Indonesia are abnormally high. Therefore the IFA excluded the risk free rates, market returns and betas from these countries from the calculation.

Discounting Camshin's free cash flow after operations for 22 years on an assumption the Camshin will operate until the end of the concession life without a renewal using the discount rate of

13.51%, the equity value of Camshin totaled USD 408 million. But according to the consession agreement, the dividends from Camshin shall be paid to Shen and the Ministry of Posts and Telecommunications (MPTC) at the ratio of 80:20 repectively, the IFA discounts the equity value of Camshin by 20%, so the equity value of Camshin is USD 326 million.

Discounting LTC's free cash flow after operations for 16 years on an assumption the LTC will operate until the end of the concession life without a renewal using the discount rate of 23.65%, the equity value of LTC totaled USD 232 million. However, Shen holds 49% stake in LTC which is equivalent to an equity value of USD 114 million.

Therefore, combining Camshin calculated equity value and 49% of LTC's equity value using the discounted cashflow approach resulted in a valuation of USD 440 million.

Sensitivity Analysis

The IFA performed a sensitivity analysis on the discounted cash flow valuation by changing the discount rate (WACC) and the market share to increase and decrease to see what the effect of changing the parameters will be on the valuation. The resulted can be summarized below:

(Unit : USD million)

Discount rate – Camshin	Discount rate -LTC	Value of Shen (49%)
12.51%	↑	235
13.01%		225
13.51%	**23.65%**	**216**
14.01%		207
14.51%	↓	199

The resulted valuation of changing the discount rate of Camshin between 12.51% - 14.51% will give a valuation range of Shen (49%) between USD199 – 235 million.

(Unit : USD million)

Discount rate – Camshin	Discount rate -LTC	Value of Shen (49%)
↑	22.65%	219
	23.15%	217
13.51%	**23.65%**	**216**
	24.15%	214
↓	24.65%	213

The resulted valuation of changing the discount rate of LTC between 22.65% - 24.65% will give a valuation range of Shen (49%) between USD213 – 219 million.

The IFA tested the valuation by changing the discount rate up and down by 1% which resulted in a valuaton of Shen (49%) in the valuation range of USD 199 -235 million.

In addition, the IFA also tested the valuation by changing the market share of each company by keeping the market share of one company constant and changed the market share of the other company to see what the effect will be on the valuation. The market share was adjusted up and down by about 6% from its current level. The results can be summarized as follows:

(Unit : USD million)

Market share – Camshin	Market share -LTC	Value of Shen (49%)
23.50%	↑	203
24.25%		210
25.00%	**70.0%**	**216**
25.75%		224
26.50%	↓	231

The resulted valuation of changing the market share of Camshin between 23.5% - 26.6% will give a valuation range of Shen (49%) between USD 203 – 231 million.

(Unit : USD million)

Market share – Camshin	Market share -LTC	Value of Shen (49%)
↑	66.0%	211
	68.0%	213
25.0%	**70.0%**	**216**
	72.0%	218
↓	74.0%	220

The resulted valuation of changing the market share of LTC between 66% - 74% will give a valuation range of Shen (49%) between USD 211 – 220 million.

It can be summarized that the valuation range from changing the market share of each company resulted in a valuation range of Shen (49%) between USD 203 – 231 million.

3.1.2 Market Comparable

The market comparable approach is a valuation methodology which calculates the value of the Company in relation to its peers by it using important financial ratios of companies which are doing similar business as Camshin and LTC as a basis of comparison. However, since there are no listed companies in either Cambodia or Lao, the IFA has selected listed telecommunication companies who are operating the the Asia emerging market including Thailand as comparable companies. The IFA excluded countries which have the penetration rate of over 70% which is considered somewhat a developed and saturated market with less growth potential and highly competitive environment. From these criteria, the IFA selected 11 companies for which to form a basis for the market comparable valuation as follows:

Company Name	Operating Country	Listed Country	Revenue	Total Asset	Nature of Business
1. Advanced Info Service Plc. (ADVANC)	Thai	Thai	2,641	3,879	Provides mobile phone services using analog, cellular 900 and digital technologies in Thailand
2. True Corporation Plc. (TRUE)	Thai	.Thai	1,498	3,552	Provides mobile phone and fixed line service. Also provides cable TV service
3. Total Access Communication , Singapore (TAC)	Thai	Singapore	1,392	2,747	Provides mobile phone service using 800 and 1800 systems in Thailand
4. Digital Telecommunications Phils Inc (DGTL)	Philippines	Philippines	166	1,183	Provides fixed line phone service with international connection, wireless communication of data and voice and internet service provider (ISP) in Philippines.
5. Globe Telecom Inc. (GLO)	Philippines	Philippines	0.3	20	Provides mobile phone service and international roaming (IR) in Philippines
6. Philippine Long Distance Telephone (TEL)	Philippines	Philippines	2,903	5,311	Provides local and international mobile phone services, fixed line phone service and wireless communication network in Philippines
7. Bharti Airtel Limited (BHARTI)	India	India	2,876	4,815	Provides mobile phone service using GSM technology, fixed line service, broadband internet and international roaming in India
8. Reliance Communications Limited (RCOM)	India	India	1	3,798	Provides fixed line service, ISP and wireless communication services in India.
9. China Mobile Limited (CMHK)	China	Hong Kong	38,518	64,512	Provides mobile phone service in China
10. China Unicom Limited (CHU)	China	Hong Kong	12,297	19,097	Provides mobile phone services, international roaming, internet and other value added services in China.
11. Indosat TBK PT (ISAT)	Indonesia	Indonesia	1,357	3,795	Provides mobile phone service, data and voice communication

Company Name	Operating Country	Listed Country	Revenue	Total Asset	Nature of Business
					services through internet and wireless communication services.

Source: Bloomberg

Summary of key financial ratios of comparable companies

Company Name	P/E	P/BV	EV/EBIDA
1. Advanced Info Service Plc. (ADVANC)	15.64	3.30	6.50
2. True Corporation Plc. (TRUE)	N.A.	22.08*	6.51
3. Total Access Communication , Singapore (TAC)	20.02	2.33	7.81
4. Digital Telecommunications Phils Inc (DGTL)	N.A.	N.A.	N.A.
5. Globe Telecom Inc. (GLO)	15.30	3.19	5.53
6. Philippine Long Distance Telephone (TEL)	13.52	4.87	6.16
7. Bharti Airtel Limited (BHARTI)	78.91*	21.88*	41.39*
8. Reliance Communications Limited (RCOM)	N.A.	N.A.	N.A.
9. China Mobile Limited (CMHK)	22.48	4.67	8.46
10. China Unicom Limited (CHU)	38.53	1.85	5.04
11. Indosat TBK PT (ISAT)	26.64	2.48	6.58
Adjusted Average*	**21.73**	**3.24**	**6.57**

Source: Bloomberg as of 21 May 2007

* Abnormal ratios were not included in the calculation of Adjusted Average

3.1.2.1 Price to Earning Ratio : PER

This methodology is a widely used and most acceptable among investors as it reflects the Company's current ability to generate net profit. It does not consider the asset value. Under this methodology, a net earning per share (EPS) of Camshin and LTC for the year 2006 were multiplied by the Adjusted Average P/E ratio of companies operating in similar business as Camshin and LTC. The P/E were calculated using the price as of 21-May-2007 which resulted in a P/E multiple of 21.73 times.

Equity value of Camshin and LTC

	Net income 2006 (USD million)	P/E (Times)	Equity Value (USD million)
Equity value of Camshin	6.90	21.73	149.95
Equity value of LTC	21.09	21.73	458.34

3.1.2.2 Price to Book Value : P/BV

This methodology reflects the Company's net book value without considering its ability to generate profit. Under this methodology, the value of Camshin and LTC were calculated by taking their book value per share (BV/Shr) for the year ended 2006 and multiplied them with the Adjusted Average P/BV multiple which was derived from the comparable companies based on their P/BV as of 21-May-2007. The P/BV multiple used in this case was 3.24 times.

Equity value of Camshin and LTC

	Net Book Value 2006 (USD million)	P/BV (Times)	Equity Value (USD million)
Equity value of Camshin	29.56	3.24	95.82
Equity value of LTC	91.98	3.24	298.17

3.1.2.3 Enterprise to Earning before interest tax and depreciation : EV/EBITDA

This methodology reflects the Company's ability to generate cash flow from operations without considering its asset value. Under this methodology, Camshin's and LTC earnings before interest and taxes and depreciation and amortization (EBITDA) for the year ended 2006 were multiplied by the Adjusted Average EV/EBITDA multiple which was obtained from comparable companies as of 21-May-2007. The EV/EBITDA ratio used for this calculation was 6.57 times. The calcualted Enterprise Value (EV) is then subtracted by the net debt position of each company to arrive at the equity value of each company.

Equity value of Camshin and LTC

	EBITDA 2006 (USD million)	EV/EBITDA (Times)	Net Debt (USD million)	Equity Value (USD million)
Equity value of Camshin	15.95	6.57	31.76	73.03
Equity value of LTC	40.37	6.57	(0.56)	265.80

3.1.3 Valuation summary of Shen

(USD million)

Valuation Methodologies	**DCF**	**P/E**	**P/BV**	**EV/EBITDA**
Equity value of Camshin (100%)	326.36	149.95	95.82	73.03
Equity value of LTC (100%)	231.74	458.34	298.17	265.80
Equity value of LTC (49%)	113.55	224.58	146.10	130.24
Investment Value of Shen = Equity value of Camshin (100%) + LTC (49%)	**439.91**	**374.54**	**241.93**	**203.27**
Adjusted from balance sheet of Shen*	0.59	0.59	0.59	0.59
Equity value of Shen (100%)	440.50	375.13	242.52	203.86
Equity value of Shen (49%)	**215.85**	**183.81**	**118.83**	**99.89**

* Net asset value (excluding investment) as of 31 Dec 2006

The valuation results calculated using both the discounted cash flow approach and the market comparable approach suggested a valuation range (of 49% stake in Shen) is between USD 100 – 216 million.

The IFA considered the discounted cash flow approach (DCF) and the market comparable approach using the P/E multiple to be the appropriate valuation methods in this case as DCF reflects the Company's ability to generate cash flow in the future while P/E ratio reflects the Company's current ability to generate net profit to shareholders in relative terms to its peers.

3.2 Appropriateness of Terms and Conditions of the Sale

The IFA reviewed the Shareholders' Agreement and the Share Purchase Agreement and found that the key terms and conditions of the agreements are the conditions precedent and the post completion conditions as follows:

Conditions Precedent

- The Transaction must be approved by the shareholders of Sattel
- The related lenders must give consent to the Transaction

Post Completion Conditions

- Of the 7 directors of Shen, Sattel shall have the rights to nominate 4 directors whereas AMH will have the right to nominate the other 3. This is in relation to the new shareholding structure.
- Both parties agreed not to compete each other in the telecommunication business in Cambodia and Lao for a period of 1 year after the transaction, except if written consent is obtained by the other party.
- Transferring of 2 Service agreements: Consultancy Service Agreement and Consulting Agreement from Sattel to Shen (as disclosed in the previous section)

The payment will be settled through fund transfer within 7 days after the completion of the conditions precedent

In relation to other terms and conditions of the agreement, the IFA found that the terms and conditions of the Shareholders' Agreement and the Share Purchase Agreement are considered appropriate and standard and in line with regular Share Purchase Agreement.

4. The Opinion of the Independent Financial Advisor

According to Sattel's Board of Directors Meeting no. 7/2007on 30 May 2007 which approved the sale of 49% shares of Shen to AMH for an amount of USD 200 million (or equivalent to Bt 6,923.60 million at the exchange rate of Bt 34.618 / USD). The objective of the transaction is to 1) use part of the proceeds to repay the Company's debt and 2) to gain an assistance from AMH in order to enhance the business in Lao and Cambodia on technical and operational management aspects. The IFA reviewed the transaction and studied all the relevant information and concluded the opinion of the transaction as follows:

With respect to the appropriateness of the transaction, the IFA is of a view that this transaction will allow the company to raise capital and repay its debt, thus improving its overall financial status. Sattel incurred substantial liabilities from taking significant debts to finance the launching of the Company's IPSTAR and Thaicom 5. Presently, both satellites are not being utilized fully and this had resulted in the Company's revenues to be below expectation. This had caused the Company in not being able to service the debt repayment with its lenders and the Company had asked for postponement of the debt service since late 2006 up until now. In addition, if the situation does not improve, it is highly likely that the Company will have a problem in repaying its current portion of long-term debt using its cash flow before financing. In addition, by having AMH as a strategic investor, Shen could benefit from technological and operational assistance since AMH is an investment holding company holding a majority stake in Starhub and Indosat (major telecommunication operators in Singapore and Indonesia). However, this transaction will reduce Sattel's shareholding in Shen from 100% to 51% which would cause future realization of benefits, revenues and profits from Shen to be lower in relation to the new shareholding structure. Furthermore, the shareholding structure after the transaction could resulted in a shareholding structure with conflict of interest in accordance with the regulations by the SEC/SET. This could impact the Company's ability to raise funds in the future through Public Offerings (PO) and also the Company may not be able to satisfy the criteria for maintaining the listed status in the SET. Nonetheless, Sattel, as a listed company, is responsible for complying with the SET and SEC regulations when entering into connected transactions. Thus, the minority shareholders are protected from the risk arising from the conflict of interest through regulations on information disclosure, board of directors approval and shareholders' approval, where both board of directors' and shareholders' approvals will not allow parties related to the transaction to vote. In addition, the Audit Committee is also responsible for reviewing and giving opinion on the appropriateness of transaction. Currently, Sattel's Board of Directors consists of 9 directors, 4 of which are independent directors (only 3 at present because one independent director resigned and the Company is in the process of nominating a new one), 1 is a representative from the Ministry of ICT making the number of independent directors 5 out of the total of 9 directors, which constitute a majority. This will allow for proper maintenance of transparency and good corporate governance for the Company. Therefore, if the Company wishes to pursue this transaction, the Company should find additional measures to protect the benefits of the minority shareholders and must clarify and explain to the SEC/SET on how the conflict of interest will be dealt with. Therefore, the IFA is of the opinion that this transaction is deem

appropriate under the circumstances in which the Company is in need to raise fund to repay its debt. Even with the conflict of interest that could happen after the transaction, it is the Company's duty to explain and clarify to its shareholders and related parties on how it will deal with the conflict of interest issue to ultimately protect the interest of the minority shareholders.

With regards to the fairness of the price, the offering price of USD 200 million is higher that the valuation in which the IFA calculated using the market comparable approach (USD 100 – 184 million) by 9 – 100%, but lower than the price that the IFA calculated using the discounted cash flow approach (DCF) at USD 216 million about 7%. Thus, the offering price in the high range of the price range that the IFA calculated. Therefore, the IFA is of the opinion that the offering price is fair and reasonable.

The IFA is of the opinion that the shareholders should vote in favor of approving the transaction. Nonetheless, the final decision to approve the transaction is under shareholders' own consideration. The shareholders should study the information contained in this report along with other related information provided and use his/her own judgment in making the final decision.

The IFA hereby certify that in rendering the opinion on the transaction, we have studied and analyzed information available to us and that the opinion rendered herein have been made prudently in compliance with the professional standards and principles, appropriateness and reasonableness, with due regard to the shareholders' interests.

Yours sincerely,

(Lec Sicoravit)
Senior Executive Vice President
Asia Plus Securities Plc.

END